UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CinCor Pharma, Inc.

(Name of Subject Company)

CinCor Pharma, Inc.

(Name of Person Filing Statement)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

17240Y109

(CUSIP Number of Class of Securities)

Marc de Garidel

Chief Executive Officer

CinCor Pharma, Inc.

230 Third Avenue

Waltham, MA 02451

(844) 531-1834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Rama Padmanabhan

Rowook Park

Divakar Gupta

Sarah Sellers

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ANNEX I	OPINION OF CENTERVIEW PARTNERS LLC	I-1
ANNEX II	SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS	II-1

i

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is CinCor Pharma, Inc., a Delaware corporation (“CinCor”). The address of the principal executive offices of CinCor is 230 Third Avenue, 6th floor, Waltham, Massachusetts 02451, and its telephone number is (858) 926-5251. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “CinCor” refer to CinCor Pharma, Inc.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of CinCor, $0.00001 par value per share (collectively, the “Shares”). As of January 17, 2023, there were (i) 43,783,800 Shares issued and outstanding (including 19,607 Shares issued upon the early exercise of Options that are subject to vesting, repurchase or other lapse restrictions (the “Restricted Shares”)), (ii) 2,845,829 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Options”), (iii) 40,512 Shares issuable upon settlement of restricted stock unit awards (“RSUs”), and (iv) 2,600,000 Shares subject to issuance pursuant to outstanding warrants to purchase Shares (the “Warrants”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of CinCor, which is the person filing this Schedule 14D-9, are set forth above under “Item 1. Subject Company Information—Name and Address” above.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2023 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) AstraZeneca PLC, a public limited company incorporated in England and Wales (“AstraZeneca”), (ii) AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”) and (iii) Cinnamon Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares at an offer price of (i) $26.00 per Share in cash (the “Closing Amount”), plus (ii) one contingent value right per Share (each, a “CVR,” and the Closing Amount plus one CVR collectively, the “Offer Price”) representing the right to receive a contingent payment of $10.00 per Share in cash (the “Milestone Payment”), upon the achievement of the Milestone (as defined below), described in further detail below under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — CVR Agreement,” subject to and in accordance with the terms of the Contingent Value Right Agreement in the form attached as Exhibit E to the Merger Agreement (as defined below) (the “CVR Agreement”), in each case, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to CinCor’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 8, 2023 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser, and

CinCor. A more complete description of the Merger Agreement can be found in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, subject to the terms and conditions of the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into CinCor (the “Merger”), the separate existence of Purchaser will cease and CinCor will continue as the surviving corporation and a direct wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the stockholders of CinCor. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than (i) Shares held by CinCor (including in CinCor’s treasury), Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of CinCor or Parent, (ii) any Shares irrevocably accepted for purchase in the Offer and (iii) Shares outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and who have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”) and clauses (i) and (iii), “Excluded Shares”) will be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest, subject to any withholding of applicable taxes. Upon the Effective Time, CinCor will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement, CVR Agreement and Support Agreements (as defined below) are collectively referred to as the “Transaction Documents,” and the Offer, the Merger and the other transactions contemplated by the Transaction Documents are collectively referred to as the “Transactions.”

The Merger Agreement also provides that each Option that is outstanding as of immediately prior to the Effective Time will, except as specified in the Merger Agreement, accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Effective Time. At the Effective Time, each vested Option that has an exercise price that is less than the Closing Amount (each, an “In-the-Money Option”) that is outstanding and unexercised as of immediately prior to the Effective Time will be canceled and converted into the right to receive, without interest, (a) cash in an amount equal to the product of (i) the total number of Shares subject to such In-the-Money Option as of immediately prior to the Effective Time multiplied by (ii) the excess of the Closing Amount over the exercise price payable per Share under such In-the-Money Option, and (b) one CVR with respect to each Share subject to such In-the-Money Option. Each vested Option with an exercise price per share that is equal to or greater than the Closing Amount (an “Underwater Option”) that is then outstanding will be canceled and converted into the right to receive one CVR for each Share subject to such Underwater Option, entitling the holder thereof to receive, upon the occurrence of the Milestone Payment Date (as defined in the CVR Agreement), without interest, an amount in cash equal to the product of (a) the total number of Shares subject to such Underwater Option immediately prior to the Effective Time multiplied by (b) the amount, if any, by which (i) the Closing Amount plus the Milestone Payment exceeds (ii) the exercise price payable per Share under such Underwater Option.

The Merger Agreement also provides that each RSU that is outstanding as of immediately prior to the Effective Time will, except as specified in the Merger Agreement, accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each vested RSU will be canceled and converted into the right to receive, without interest (a) cash in an amount equal to (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time multiplied by (ii) the Closing Amount, and (b) one CVR for each Share issuable in settlement of such RSU.

Notwithstanding the foregoing, Parent and CinCor have agreed that for the Refresh Grants (as defined below in the section captioned “—Refresh Grants”), only 50% of the outstanding and unvested portion of the Refresh Grants will accelerate and vest as of immediately prior to and contingent upon the Effective Time, and the remaining unvested portion will be canceled without consideration.

The Merger Agreement also provides that each Share issued upon early exercise of an Option that is subject to vesting, repurchase or other lapse restrictions (a “Restricted Share”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each Restricted Share will be treated as a Share in accordance with the terms of the Merger Agreement and receive the Offer Price.

The Merger Agreement also provides that each Warrant that is outstanding and unexercised as of immediately prior to the Effective Time (other than any Warrant to the extent the holder thereof has elected a cashless exercise of such Warrant prior to the Effective Time), at or following the Effective Time, will cease to represent a right to acquire Shares, and holders of Warrants will be entitled to receive an amount in respect of each Share for which such Warrant is exercisable immediately prior to the Effective Time equal to (a) cash in an amount equal to the product of (i) the total number of Shares subject to such Warrant immediately prior to the Effective Time, multiplied by (ii) the excess of (x) the Closing Amount over (y) the exercise price payable per Share under such Warrant, and (b) one CVR with respect to each Share subject to such Warrant.

The initial expiration date of the Offer is one minute following 11:59 p.m., Eastern Time, on February 23, 2023, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”).

The Merger Agreement also provides, among other things, that subject to the terms and conditions of the Merger Agreement, including the satisfaction or waiver of all of the conditions of the Offer and the Merger Agreement, as soon as practicable after the Expiration Time, Purchaser will consummate the Offer in accordance with its terms, and promptly irrevocably accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and promptly thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. Pursuant to the Merger Agreement, the consummation of the Merger will take place as soon as practicable following the Offer Acceptance Time.

The foregoing summary of the Transactions and Transaction Documents is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Transaction Documents and the Letter of Transmittal.

According to the Offer to Purchase, the principal executive office of each of Parent and Purchaser is 1800 Concord Pike, Wilmington, Delaware 19803, and the telephone number at such principal office is (302) 886-3000, and the principal executive office of AstraZeneca is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, England and the telephone number at such principal office is +44 20 3749 5000.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of CinCor’s website at https://www.cincor.com/investor-relations.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, to CinCor’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) CinCor or any of its affiliates, on the one hand, and (ii) (A) any of its executive officers, directors or affiliates, or (B) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The board of directors (the “Board”) of CinCor was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation.”

(a) Arrangements between CinCor and its Executive Officers, Directors and Affiliates.

In considering the recommendation of the Board to tender Shares in the Offer, stockholders of CinCor should be aware that CinCor’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of CinCor, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the accelerated vesting and settlement of outstanding Options, RSUs and Restricted Shares in connection with the Merger;

•	the potential receipt of severance benefits by executive officers pursuant to their employment agreements;

•	the receipt of 2022 annual bonuses (based on actual performance and not to exceed 150% of target levels) and the establishment of a 2023 annual bonus program consistent with past practice;

•	potential annual base salary increases, by up to 7% individually, consistent with past practice and as part of CinCor’s annual performance evaluation process;

•	the receipt of Refresh Grants;

•	the receipt of cash transaction bonuses to employees, not to exceed $600,000 in the aggregate;

•

certain executive officers who may be impacted by the excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) may receive tax reimbursement payments, subject to certain limitations, not to exceed $10.0 million in the aggregate;

•

the entry into a retention agreement between CinCor and Mason Freeman, CinCor’s Chief Medical Officer, as described below under the section captioned “—Employment Arrangements—Retention Letter Agreements”;

•	that CinCor’s directors and executive officers who hold Shares and certain of their affiliates have entered into Support Agreements in connection with the Merger Agreement and the Transactions; and

•	the entitlement to indemnification benefits in favor of directors and officers of CinCor.

For further information with respect to the arrangements between CinCor and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between CinCor and its executive officers, directors, and affiliates, please see CinCor’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 22, 2022, CinCor’s Quarterly Report on Form 10-Q for the three months ended March 31, 2022 filed with the SEC on May 10, 2022, CinCor’s Quarterly Report on Form 10-Q for the three months ended June 30, 2022 filed with the SEC on August 8, 2022, CinCor’s Quarterly Report on Form 10-Q for the three months ended September 30, 2022 filed with the SEC on November 3, 2022, and other filings and reports that CinCor may file from time to time with the SEC.

Outstanding Shares Held by Directors and Executive Officers

Pursuant to the Support Agreements, the executive officers and directors of CinCor who owned Shares as of January 8, 2023 are required, subject to certain exceptions, to tender their Shares for purchase pursuant to the Offer, and in connection with the tender of such Shares they will receive the same cash consideration on the same terms and conditions as the other stockholders of CinCor. As of January 17, 2023, the executive officers and directors of CinCor beneficially owned, in the aggregate, 6,239,751 Shares (excluding Shares issuable upon exercise of Options, vesting of RSUs, vesting of Restricted Shares and the aggregate transaction consideration payable for such shares), representing approximately 14.3% of the then outstanding Shares.

The following table sets forth (i) the number of Shares beneficially owned as of January 17, 2023, by each of CinCor’s executive officers and directors (excluding Shares issuable upon the exercise of outstanding Options, the vesting and settlement of RSUs and the vesting of Restricted Shares), (ii) the aggregate cash consideration that would be payable for such Shares and (iii) the aggregate contingent consideration that would be payable for such Shares pursuant to the Offer.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned	Contingent Value of Shares Beneficially Owned
Executive Officers
Marc de Garidel, Chief Executive Officer and Director(2)	12,500	$325,000	$125,000
Michael W. Kalb, Chief Financial Officer	—	$—	$—
Mason Freeman, M.D., Chief Medical Officer(3)	2,600	$67,600	$26,000
Catherine Pearce, M.B.A., D.HSc., Chief Operating Officer(4)	140,898	$3,663,348	$1,408,980
Directors
James I. Healy, M.D., Ph.D., Chair of the Board(5)	6,083,753	$158,177,578	$60,837,530
David Allison, Ph.D., Director	—	$—	$—
Maina Bhama, M.B.A., Director	—	$—	$—
Troy Ignelzi, Director	—	$—	$—
June Lee, M.D., Director	—	$—	$—
Jason Pitts, Ph.D., Director	—	$—	$—
John F. Thero, Director	—	$—	$—

All of CinCor’s current directors and executive officers as a group (11 persons)	6,239,751	$162,233,526	$62,397,510

(1)

As described under “—(b) Arrangements with Purchaser, Parent, and their Affiliates.—CVR Agreement,” the CVR payment is conditioned on the achievement of the Milestone, which may or may not be achieved. Expressed as nominal value, not discounted for net present value.

(2)	Includes 12,500 shares held by Mr. de Garidel.
(3)	Includes (i) 2,500 shares held by Dr. Freeman and (ii) 100 shares held by Dr. Freeman’s spouse.
(4)	Includes (i) 139,398 shares held by Dr. Pearce and (ii) 1,500 shares held by Dr. Pearce’s spouse.
(5)

Includes (i) 9,804 shares held by Dr. Healy and (ii) 6,073,949 shares of common stock held by Sofinnova Venture Partners X, L.P., or SVP X. Dr. Healy is a managing member of Sofinnova Management X, L.L.C., the general partner of SVP X, and may be deemed to have shared voting and investment control over the shares held by SVP X.

Treatment of Options, RSUs and Restricted Shares

Other than with respect to the Refresh Grants, each Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, each In-the-Money Option that is outstanding and unexercised as of immediately prior to the Effective Time will be canceled and converted into the right to receive, without interest, (a) cash in an amount equal to the product of (i) the total number of Shares subject to such In-the-Money Option as of immediately prior to the Effective Time multiplied by (ii) the excess of the Closing Amount over the exercise price payable per Share under such In-the-Money Option, and (b) one CVR with respect to each Share subject to such In-the-Money Option. Each Underwater Option that is then outstanding will be canceled and converted into the right to receive one CVR for each Share subject to such Underwater Option, entitling the holder thereof to receive, upon the occurrence of the Milestone Payment Date, without interest, an amount in cash equal to the product of (a) the total number of Shares subject to such Underwater Option immediately prior to the Effective Time multiplied by (b) the amount, if any, by which (i) the Closing Amount plus the Milestone Payment exceeds (ii) the exercise price payable per Share under such Underwater Option.

Other than with respect to the Refresh Grants, each RSU that is outstanding as of immediately prior to the Effective Time will automatically accelerate and become fully vested immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each vested RSU that is then outstanding will be canceled and converted into the right to receive, without interest (a) cash in an amount equal to (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time multiplied by (ii) the Closing Amount, and (b) one CVR for each Share issuable in settlement of such RSU.

With respect to the Refresh Grants, only 50% of the outstanding and unvested portion of the Refresh Grants will accelerate and vest as of immediately prior to and contingent upon the Effective Time, and the remaining unvested portion will be canceled without consideration.

Each Restricted Share that is outstanding immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each Restricted Share will be treated as a Share in accordance with the terms of the Merger Agreement and receive the Offer Price.

The table below sets forth, for each of CinCor’s executive officers and directors as January 17, 2023: (a) (i) the aggregate number of Shares subject to In-the-Money Options; (ii) the value of cash amounts payable in respect of such In-the-Money Options on a pre-tax basis at the Effective Time, calculated by multiplying (x) the total number of Shares subject to such In-the-Money Option immediately prior to the Effective Time, by (y) the excess of (1) the Closing Amount over (2) the exercise price payable per Share under such In-the-Money Option; (iii) the total number of CVRs each individual is entitled to receive with respect to his or her In-the-Money Options; and (iv) the maximum amount payable for CVRs issued in respect of such In-the-Money Options, assuming the Milestone is timely achieved, calculated by multiplying (x) the total number of CVRs by (y) the Milestone Payment; and (b) (i) the aggregate number of Shares subject to Underwater Options; (ii) the total number of CVRs each individual is entitled to receive with respect to his or her Underwater Options; and (iii) the maximum amount payable for CVRs issued in respect of such Underwater Options, assuming the Milestone is timely achieved, calculated by multiplying (x) the total number of Shares subject to such Underwater Option immediately prior to the Effective Time, by (y) the amount, if any, by which (1) the Closing Amount plus the Milestone Payment exceeds (2) the exercise price payable per Share under such Underwater Option. No Closing Amount will be payable at the Effective Time with respect to the Underwater Options.

	In-the-Money Options				Underwater Options
Name	Number of Shares Underlying In-the- Money Options (#)	Closing Amount Payable in Respect of In-the- Money Options ($)	Number of CVRs Issued in Respect of In-the- Money Options (#)	Maximum Payment for CVRs Issued in Respect of In-the- Money Options ($)(1)	Number of Shares Underlying Underwater Options (#)	Number of CVRs Issued in Respect of Underwater Options (#)	Maximum Payment for CVRs Issued in Respect of Underwater Options ($)(1)
Executive Officers
Marc de Garidel, Chief Executive Officer and Director	1,328,384	25,723,367	1,328,384	13,283,840	—	—	—
Michael W. Kalb, Executive Vice President and Chief Financial Officer	—	—	—	—	77,615	77,615	460,257
Mason Freeman, M.D., Chief Medical Officer	295,854	5,901,522	295,854	2,958,540	—	—	—
Catherine Pearce, M.B.A., D.HSc., Chief Operating Officer	110,136	2,582,689	110,136	1,101,360	—	—	—
Directors
James I. Healy, M.D., Ph.D., Chair of the Board	—	—	—	—	—	—	—
David Allison, Ph.D., Director	32,829	397,817	32,829	328,290	524	524	1,315
Maina Bhaman, M.B.A., Director	—	—	—	—	—	—	—
Troy Ignelzi, Director	95,147	1,462,424	95,147	951,470	—	—	—
June Lee, M.D., Director	47,954	479,540	47,954	479,540	—	—	—
Jason Pitts, Ph.D., Director	—	—	—	—	—	—	—
John F. Thero, Director	95,147	1,462,424	95,147	951,470	—	—	—

All of CinCor’s current directors and executive officers as a group (11 persons)	2,005,451	38,009,783	2,005,451	20,054,510	78,139	78,139	461,572

(1)	Dollar values are calculated assuming achievement of the Milestone under the CVR Agreement. There can be no assurance that the Milestone will be achieved or that the Milestone Payments will be made.

The table below sets forth, for each of CinCor’s executive officers and directors as January 17, 2023: (a) (i) the aggregate number of Shares subject to RSUs, (ii) the value of cash amounts payable in respect of such RSUs on a pre-tax basis at the Effective Time, calculated by multiplying (x) the total number of Shares issuable in settlement of such RSUs immediately prior to the Effective Time, by (y) the Closing Amount, (iii) the total number of CVRs each individual is entitled to receive with respect to his or her RSUs, and (iv) the maximum amount payable for CVRs issued in respect of such RSUs, assuming the Milestone is timely achieved, calculated by multiplying (x) the total number of CVRs by (y) the Milestone Payment; and (b) (i) the aggregate number of shares subject to Restricted Shares, (ii) the value of cash amounts payable in respect of such Restricted Shares on a pre-tax basis at the Effective Time, calculated by multiplying (x) the total number of Shares underlying such Restricted Shares immediately prior to the Effective Time, by (y) the Closing Amount, (iii) the total number of CVRs each individual is entitled to receive with respect to his or her Restricted Shares, and (iv) the maximum amount payable for CVRs issued in respect of such Restricted Shares, assuming the Milestone is timely achieved, calculated by multiplying (x) the total number of CVRs by (y) the Milestone Payment.

	RSUs				Restricted Shares
Name	Number of Shares Underlying RSUs (#)	Closing Amount Payable in Respect of RSUs ($)	Number of CVRs Issued in Respect of RSUs (#)	Maximum Payment for CVRs Issued in Respect of RSUs ($)(1)	Number of Shares Underlying Restricted Shares (#)	Closing Amount Payable in Respect of Restricted Shares ($)	Number of CVRs Issued in Respect of Restricted Shares (#)	Maximum Payment for CVRs Issued in Respect of Restricted Shares ($)(1)
Executive Officers
Marc de Garidel, Chief Executive Officer and Director	—	—	—	—	—	—	—	—
Michael W. Kalb, Executive Vice President and Chief Financial Officer	25,437	661,362	25,437	254,370	—	—	—	—
Mason Freeman, M.D., Chief Medical Officer	—	—	—	—	—	—	—	—
Catherine Pearce, M.B.A., D.HSc., Chief Operating Officer	13,236	344,136	13,236	132,360	—	—	—	—
Directors
James I. Healy, M.D., Ph.D., Chair of the Board	—	—	—	—	19,607	509,782	19,607	196,070
David Allison, Ph.D., Director	—	—	—	—	—	—	—	—
Maina Bhaman, M.B.A., Director	—	—	—	—	—	—	—	—
Troy Ignelzi, Director	—	—	—	—	—	—	—	—
June Lee, M.D., Director	—	—	—	—	—	—	—	—
Jason Pitts, Ph.D., Director	—	—	—	—	—	—	—	—
John F. Thero, Director	—	—	—	—	—	—	—	—

All of CinCor’s current directors and executive officers as a group (11 persons)	38,673	1,005,498	38,673	386,730	19,607	509,782	19,607	196,070

(1)	Dollar values are calculated assuming achievement of the Milestone under the CVR Agreement. There can be no assurance that the Milestone will be achieved or that the Milestone Payments will be made.

Treatment of CinCor’s 2022 Employee Stock Purchase Plan

CinCor has not established any Offerings (as defined in the ESPP) or Purchase Periods (as defined in the ESPP) under the CinCor 2022 Employee Stock Purchase Plan (the “ESPP”) and will not do so prior to consummation of the Merger. The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement, CinCor will take all actions with respect to the ESPP that are necessary to provide that subject to the consummation of the Merger, the ESPP will terminate effective immediately prior to the Effective Time.

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which an executive officer’s service terminates, our executive officers are entitled to receive accrued but unpaid salary earned during her or his term of service, any unreimbursed business expenses, in accordance with CinCor’s standard expense reimbursement policies, and any benefits owed to her or him under any qualified retirement plan or health and welfare benefit plan in which she or he was a participant in accordance with applicable law and the provisions of such plan.

Equity Award Acceleration

Under the Merger Agreement, other than with respect to certain Refresh Grants, the vesting of all outstanding unvested Options, RSUs, and Restricted Shares will be accelerated in connection with the Merger and will be cashed out as further described above in the section captioned “—Treatment of Options, RSUs and Restricted Shares.”

Executive Employment Agreements

CinCor has entered into executive employment agreements with each of its executive officers, pursuant to which such executive officers are entitled to certain severance benefits. The executive employment agreements provide that in the event the executives employment is terminated without “cause” or they resign for “good reason” (each, as defined in the applicable executive employment agreement), in either case, (a) within the longer of (i) three months prior to a “change in control” (as defined in the applicable executive employment agreement), and (ii) if CinCor has entered into a definitive agreement with respect to a transaction that would constitute a change in control, within the period between the date of the definitive agreement and the closing of such transaction or termination of such definitive agreement, or (b) within 12 months following the effective date of a change in control, then, subject to the executive’s execution of a general release of claims in favor of CinCor, the executive will be entitled to receive the following:

•	Continuation of executive’s then current base salary for 12 months (or 18 months in the case of Mr. de Garidel);

•	Company-paid COBRA premiums for up to 12 months (or 18 months in the case of Mr. de Garidel);

•	If the termination occurs between January 1 and the date of payment for the previous year’s annual bonus, a cash payment equal to the executive’s previous year annual bonus;

•	A cash payment equal to the executive’s annual bonus, prorated for any partial year of employment; and

•	Full acceleration of vesting and exercisability of all outstanding CinCor equity awards held by the executive.

Annual Bonuses and Base Salary Increases

CinCor’s executive officers have received or will receive a 2022 annual bonus in an amount based on actual performance, but not to exceed 150% of their target bonus under the applicable bonus arrangements of CinCor in effect as of the date of the Merger Agreement. The following portions of 2022 annual bonuses were paid in 2022: $250,000 for Mr. de Garidel, $30,000 for Mr. Kalb, and $100,000 for each of Dr. Freeman and Dr. Pearce.

CinCor may establish a 2023 annual bonus program in the ordinary course of business and consistent with past practice, including establishing performance metrics, relative weighting, and individual target bonus amounts at the same levels as the 2022 annual bonus. CinCor may implement annual base salary increases, by up to 7% individually, consistent with past practice and as part of CinCor’s annual performance evaluation process.

Transaction Bonuses

CinCor may pay cash transaction bonuses to employees, including its executive officers, not to exceed $600,000 in the aggregate.

Tax Reimbursement Agreements

CinCor may enter into tax reimbursement agreements with each of its executive officers, pursuant to which CinCor will agree to make tax reimbursement payments to such employees to the extent such employees are subject, in connection with the Transactions, to an excise tax imposed by Section 4999 of the Code in an amount that will place them in the same after tax position that they would have been in if no excise tax had applied and no tax reimbursement had been made. The maximum potential tax reimbursement payments to all affected employees will not exceed $10.0 million in the aggregate. The amount of any such tax reimbursement payment will be based on a number of factors, including the aggregate reimbursement limit, and is not determinable at this time.

Employee Benefits

Under the Merger Agreement, among other things, Parent has agreed that for a period of at least one year following the Effective Time, to provide, or cause to be provided, to each employee of CinCor who is employed by CinCor as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) during such period (each, a “Continuing Employee”), (a) a base salary (or base wages, as the case may be), non-equity annual cash bonus opportunities and vacation benefits, each of which is no less favorable than the base salary (or base wages, as the case may be), non-equity annual cash bonus opportunities and vacation benefits provided to such Continuing Employee immediately prior to the Effective Time, and (b) severance pay and benefits no less favorable than the severance pay and benefits provided under CinCor’s employee benefit plans or such Continuing Employee’s employment agreement, except, in each case, to the extent more favorable compensation and benefits may be required by applicable laws.

The Merger Agreement does not confer upon any person (other than CinCor, Parent and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement or restrict the rights of the Surviving Corporation, Parent or any of their subsidiaries or affiliates to discharge or terminate the services of any director, employee or individual service provider of CinCor any time for any reason whatsoever, with or without cause or advance notice.

Refresh Grants

Prior to the Effective Time, CinCor may make annual refresh equity compensation grants to its employees, including executive officers, in the ordinary course of business and consistent with past practice (the “Refresh Grants”). The Refresh Grants may be made in the form of Options or RSUs, but the number of shares underlying such Refresh Grants will not exceed 775,000 shares in the aggregate. In addition, upon consummation of the Merger, only 50% of the outstanding and unvested portion of the Refresh Grants will accelerate and become fully vested and the remaining unvested portion will be canceled without consideration.

Potential for Future Arrangements

While, as of the date of this Schedule 14D-9, none of CinCor’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time, it is possible that Parent or its affiliates may enter into service, employment or other arrangements with CinCor’s directors or executive officers in the future.

Employment Arrangements

Employment Agreements

CinCor has entered into at-will employment agreements with each of its current executive officers. The employment of each of CinCor’s current executive officers may be terminated by CinCor at any time. The employment agreements with current executive officers set forth the applicable executive officer’s salary, annual bonus compensation opportunities and benefit plan participation. Each of CinCor’s executive officers has also executed CinCor’s standard form of confidential information and inventions assignment agreement. For a discussion of the severance pay and other benefits to be provided in connection with a qualifying termination of employment following the Transactions, as described above under the section captioned “— Potential Payments and Benefits upon Termination or Change in Control.”

Retention Letter Agreements

In connection with the execution of the Merger Agreement, CinCor entered into retention agreements with certain of its employees to incentivize their continued employment with CinCor through and following the Effective Time, including Mason Freeman, CinCor’s Chief Medical Officer. Pursuant to the terms of Dr. Freeman’s retention agreement, Dr. Freeman will be entitled to receive a one-time $70,000 cash bonus, payable in a lump sum on the first regularly scheduled pay period following the date that is three months following the consummation of the Merger, subject to and conditioned upon (i) the occurrence of the consummation of the Merger, (ii) Dr. Freeman’s execution and compliance with the terms and conditions of his retention agreement and (iii) Dr. Freeman’s continuous employment with CinCor (or Parent or another of its affiliates) through the date that is three months following the consummation of the Merger. In the event Dr. Freeman is terminated after the closing of the Transactions by CinCor, Parent or any of their respective affiliates without “cause” (as defined in the retention bonus agreement) prior to payment of the retention bonus, Dr. Freeman will be entitled to receive the entire amount of the retention bonus, subject to his execution of a general release of claims in favor of CinCor, Parent, and their affiliates. The foregoing summary of Dr. Freeman’s retention agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the retention agreement, which is filed as Exhibit (e)(11) hereto and incorporated herein by reference.

Director Compensation

Vesting of all outstanding equity awards held by CinCor’s non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out, as described above under the section captioned “—Treatment of Options, RSUs and Restricted Shares.”

Indemnification of Directors and Officers; Insurance

CinCor has entered into an indemnification agreement (collectively, the “Indemnification Agreements”) with each of its executive officers and directors that require it to indemnify such persons against any and all expenses, including judgments, fines or penalties, attorney’s fees, witness fees or other professional fees and related disbursements and other out-of-pocket costs incurred, in connection with any action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry or administrative hearing, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, officer, employee or agent of CinCor, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, CinCor’s best interests. The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is included as Exhibit 10.4 to CinCor’s Registration Statement on Form S-1, filed with the SEC on December 17, 2021, and incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by CinCor existing in favor of the former and present directors and officers of CinCor as of the date of the Merger Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in CinCor’s organizational documents as in effect as of the date of the Merger Agreement and as set forth in the organizational documents of the Surviving Corporation, as provided in the Amended and Restated Investors’ Rights Agreement, dated as of September 22, 2021, by and between CinCor and certain of its stockholders, which is filed as Exhibit (d)(1) and incorporated herein by reference, and as provided in the Indemnification Agreements between CinCor and such Indemnified Persons, will survive the Merger and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and will be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware or other applicable law for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted by applicable law, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of CinCor against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of CinCor in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of CinCor at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties will also, to the fullest extent permitted under applicable law, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to the Merger Agreement after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under the Merger Agreement.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain, in effect, the existing policy of directors’ and officers’ liability insurance maintained by CinCor as of the date of the Merger Agreement for the benefit of the Indemnified Persons who were covered by such policy as of the date of the Merger Agreement with respect to liability for their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of CinCor (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. However, in lieu of maintaining such existing policy, CinCor or Parent may (through a nationally recognized insurance broker approved by Parent which approval is not to be unreasonably withheld, conditioned or delayed) purchase a six-year “tail” policy to replace the CinCor policy in effect as of the date of the Merger Agreement, subject to specified limitations.

Section 16 Matters

The Merger Agreement provides that CinCor and the Board (or a committee of the Board) will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancelation or deemed disposition and cancelation of Shares, Options, RSUs and Restricted Shares in the Transactions by applicable individuals and to cause such dispositions and/or cancelations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of the Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between CinCor or any of its affiliates and any of the officers, directors or employees of CinCor that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. As of the date of this Schedule 14D-9, the compensation committee of the Board has so approved by unanimous resolution.

(b) Arrangements with Purchaser, Parent, and their Affiliates.

Merger Agreement

On January 8, 2023, CinCor, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Merger Agreement; Other Agreements) and the description of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders of CinCor with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on January 23, 2023 are incorporated herein by reference, and are not intended to provide any other factual information about CinCor, Parent, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by CinCor to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any person as characterizations of the actual state of facts and circumstances of CinCor at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about CinCor in CinCor’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in CinCor’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, CinCor, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in CinCor’s other public filings.

CVR Agreement

Pursuant to the Merger Agreement, at or prior to the Offer Acceptance Time, Parent and a duly qualified rights agent mutually agreeable to Parent and CinCor (the “Rights Agent”) will enter into the CVR Agreement governing the terms of the CVRs issued pursuant to the Offer and the Merger Agreement. The Rights Agent will maintain an up-to-date register of the holders of CVRs. Such holders will not be permitted to transfer CVRs (subject to certain limited exceptions).

Each CVR represents a contractual contingent right to receive the Milestone Payment, without interest and less any required withholding taxes, subject to the terms and conditions of the CVR Agreement, upon the achievement of either of the following events by December 31, 2033: (i) submission to the United States Food and Drug Administration of a new drug application or other regulatory approval application by Parent, any of its permitted assignees or certain affiliates, licensees or sublicensees of any of the foregoing (each, a “Payment Obligor”) that, if approved, would grant any Payment Obligor the right to market, distribute and sell any pharmaceutical product that contains baxdrostat (CIN-107) as an active ingredient, whether alone or in combination with any other active ingredient(s) (the “Product”), in the United States or (ii) submission by any Payment Obligor to the European Medicines Agency of a marketing authorization application that, if approved, would grant any Payment Obligor the right to market, distribute and sell the Product in the European Union (the “Milestone”). The Milestone will be deemed to be achieved if, on or prior to December 31, 2033, Parent, any of its affiliates or any other applicable Payment Obligor has submitted a marketing authorization application in at least three of Germany, France, Italy and Spain that, if approved, would grant Parent, such affiliate or any other applicable Payment Obligor the right to market, distribute and sell the Product in each such country.

From the Effective Time until the earlier of the date on which the Milestone has been achieved and December 31, 2027, Parent is obligated to use certain specified efforts and resources to achieve the Milestone. However, there can be no assurance that the Milestone will be achieved or that the Milestone Payment will be made. It is not possible to predict whether the Milestone Payment will become payable with respect to the CVRs. Whether the Milestone is met will depend on many factors, some within control of Parent and its affiliates and others outside the control of Parent and its affiliates.

The summary of the material provisions of the CVR Agreement contained in Section 11 (The Merger Agreement; Other Agreements—CVR Agreement) of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the material terms of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a copy of which is included as Exhibit E to the Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Tender and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, Parent entered into Tender and Support Agreements, dated as of January 8, 2023 (each, a “Support Agreement”, and collectively, the “Support Agreements”) with each of CinCor’s directors and executive officers who held Shares as of January 8, 2023 and entities affiliated with certain directors of CinCor (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), pursuant to which each Supporting Stockholder agreed, among other things, to tender, pursuant to the Offer, their Shares in the Offer, vote their Shares in favor of the Merger at a special meeting, if there is one, and, subject to certain exceptions, not to transfer (or enter into any agreement to transfer) any of their Shares or tender any of their Shares in response to or otherwise in connection with any tender or exchange offer other than the Offer. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events.

The Supporting Stockholders are generally prohibited from transferring their Shares (subject to certain exceptions). As of January 6, 2023, approximately 44.8% of the outstanding Shares (excluding Shares issuable upon exercise of Options, vesting of RSUs and the aggregate transaction consideration payable for such shares) are subject to the Support Agreements.

The summary of the material provisions of the Support Agreements contained in Section 11 (The Merger Agreement; Other Agreements—Support Agreements) of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, a form of which is included as Exhibit B to the Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

CinCor and AstraZeneca Pharmaceuticals LP, a Delaware limited partnership and affiliate of Parent (“AZ LP”), entered into a reciprocal confidentiality agreement, dated May 10, 2021 and amended September 27, 2022 (as so amended, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, AZ LP and CinCor agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than in connection with the parties’ evaluation of a potential transaction involving CinCor and AZ LP or its affiliates. The Confidentiality Agreement includes a standstill provision effective for 12 months from September 27, 2022, for the benefit of CinCor, and permits AZ LP and its affiliates to confidentially approach CinCor’s Board or chief executive officer or external financial advisors during the standstill period. The standstill is subject to a customary fall-away provisions. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On January 8, 2023, the Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, CinCor and its stockholders, (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by CinCor of the Merger Agreement and the consummation of the Transactions, and (iv) resolved to recommend that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described below under the section captioned “—Reasons for Recommendation”, the Board, on behalf of CinCor, unanimously recommends that CinCor’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

(i) Background of Offer and Merger

CinCor is a clinical-stage biopharmaceutical company focused on pharmaceutical treatment of cardio-renal diseases. Its lead product candidate, baxdrostat (CIN-107) (“baxdrostat”), a highly selective, oral small molecule inhibitor of aldosterone synthase, is in clinical development for the treatment of hypertension and primary aldosteronism. The Board frequently reviews, with the assistance of CinCor senior management and outside advisors, CinCor’s long-term strategies to increase stockholder value, including the clinical development and commercialization roadmap for baxdrostat and the funding, infrastructure and personnel required for the development and potential commercialization of baxdrostat.

In April 2021, a global biopharmaceutical company, hereinafter referred to as Company A, approached CinCor to discuss baxdrostat generally. To facilitate such discussions, CinCor entered into a confidentiality agreement with Company A on April 13, 2021, which was later extended by an amendment on August 11, 2022. This agreement, as amended, did not contain a standstill provision. Company A reached out to CinCor again in December 2021 to check in generally on the status of CinCor’s clinical trials. No proposal for a transaction was made by Company A in either instance.

Following an unsolicited approach by AstraZeneca in May 2021, CinCor entered into a Reciprocal Confidentiality Agreement with AZ LP, an affiliate of AstraZeneca, on May 10, 2021 (the “2021 AZ NDA”) to facilitate discussions regarding a potential licensing transaction for baxdrostat. The 2021 AZ NDA did not contain a standstill provision. Such discussions were terminated later in June 2021, because the Board did not view the structure and terms proposed by AstraZeneca as attractive to CinCor stockholders in the long-term, relative to the opportunities for private financing and a potential initial public offering of the Shares (“IPO”) that were being reviewed by the Board at that time. AstraZeneca noted that, in order to maximize the value of any proposal, it needed additional data on baxdrostat, as the Phase 2 BrigHtn trial (the “BrigHtn trial”) and the Phase 2 HALO trial (the “HALO trial”) progressed.

On August 27, 2021, CinCor filed with the SEC a confidential draft registration statement on Form S-1 for its proposed IPO.

On December 21, 2021, CinCor received from AstraZeneca an unsolicited non-binding, written proposal for an acquisition of CinCor for an upfront purchase price of $700 million (without any adjustment for CinCor’s cash or debt) and additional milestone payments of up to $400 million upon the achievement of certain defined milestones (the “Pre-IPO AstraZeneca Proposal”). The Pre-IPO AstraZeneca Proposal was conditioned upon, among other things, completion of customary due diligence and the amendment of one of CinCor’s material contracts (such contract, the “CinCor Contract”) to allow subcontracting without consent and to modify certain other terms.

Later on the same day, the Pricing Committee of the Board held a meeting to discuss the Pre-IPO AstraZeneca Proposal, with CinCor senior management and representatives of each of Centerview, CinCor’s financial advisor, and Cooley LLP, CinCor’s outside counsel (“Cooley”), in attendance. The committee determined that the upfront payment and milestones proposed in the Pre-IPO AstraZeneca Proposal were inadequate but authorized senior management to provide due diligence information through a virtual data room to facilitate AstraZeneca potentially improving its proposal. The committee authorized senior management to negotiate a side letter agreement with the counterparty to the CinCor Contract (the “Side Letter Agreement”), which would require CinCor and such party to enter into an amendment to the CinCor Contract containing terms consistent with AstraZeneca’s requirements, as long as such obligation to amend the CinCor Contract under the Side Letter Agreement would become effective, contingent upon and after the consummation of the Merger. Centerview was invited to the meeting to advise on financial matters given its reputation and experience, knowledge of and involvement in recent transactions in the biopharmaceutical industry. It was understood that the Board would require a comprehensive review of the terms of engagement and disclosure of conflicts, if any, before the Board formally engaged Centerview as its financial advisor.

Consistent with the committee’s direction, CinCor granted AstraZeneca and its representatives access to a virtual data room to facilitate AstraZeneca’s diligence review. In addition, on December 29, 2021, CinCor and AZ LP executed an amendment letter supplementing the 2021 AZ NDA to facilitate limited due diligence review of certain clinical data from CinCor’s ongoing BrigHtn trial. The amendment letter, like the initial 2021 AZ NDA, did not contain any standstill provision. CinCor senior management also negotiated a draft of the Side Letter Agreement with the counterparty to the CinCor Contact, as instructed by the committee, and kept AstraZeneca’s identity anonymous at this time.

In parallel with the due diligence process, CinCor and AstraZeneca had several discussions on the terms of the proposed acquisition, and Cooley and Covington & Burling LLP, AstraZeneca’s outside counsel (“Covington”), exchanged drafts of transaction documents. However, CinCor and AstraZeneca were unable to reach agreement on the terms of a transaction, AstraZeneca did not complete due diligence and the parties terminated discussions on December 31, 2021. CinCor closed data room access to AstraZeneca and its representatives at this time.

Prior to the termination of discussions with AstraZeneca, CinCor delivered a notice to F. Hoffman-La Roche Ltd and Hoffmann-La Roche Inc. (collectively “Roche”) in compliance with the License Agreement, dated as of May 13, 2019, by and among the Company and Roche, which provided a right of first negotiation of Roche in certain circumstances, including in the event of receipt by CinCor of a proposal such as the Pre-IPO AstraZeneca Proposal. On December 26, 2021, CinCor received a waiver of the right of first negotiation from Roche. AstraZeneca’s identity was not disclosed to Roche.

On January 6, 2022, CinCor priced its IPO at $16.00 per Share with net proceeds of approximately $193.6 million.

On May 3, 2022, the Board held a meeting, with CinCor senior management and representatives of each of Centerview and Cooley in attendance. The Board reviewed with CinCor senior management the status and the timelines for the BrigHtn and HALO trials. The Board discussed with senior management the competitive landscape and market opportunities, resources, infrastructure and additional personnel required to execute pivotal trials, the cash runway, financing alternatives and other potential strategic opportunities that may arise following the release of the trial results, including potential collaboration or sale transactions. As part of this long-term strategy discussion, the Board also discussed with senior management potential cases for risk-adjusted long-term revenue projections. A representative of Cooley reviewed with the Board its fiduciary duties generally in light of the upcoming release of the trial results and the Board’s potential consideration of various strategic opportunities.

On June 30, 2022, representatives of a global biopharmaceutical company, hereinafter referred to as Company B, contacted CinCor to discuss its interest in learning about baxdrostat clinical trials generally.

On July 4 and July 25 of 2022, a senior business development representative of AstraZeneca contacted Marc de Garidel, Chief Executive Officer and Director at CinCor, to discuss the status and timing of the BrigHtn trial.

On July 5, 2022, the Board held a meeting, with CinCor senior management and representatives of Cooley in attendance. The Board reviewed with CinCor senior management the status of the BrigHtn and HALO trials, and reviewed a preliminary risk-adjusted long-term financial projection prepared by senior management and related assumptions and instructed senior management to refine such projections for further review by the Board.

Between July 2022 and the execution of the Merger Agreement on January 8, 2023, CinCor had discussions regarding a potential strategic transaction with twelve global biopharmaceutical companies. Of these, the Company signed confidentiality agreements with AstraZeneca, Company A, Company B, and two other global pharmaceutical companies, hereinafter referred to as Company C and Company D, respectively. Only the AZ NDA, as amended and supplemented, had a standstill provision (as described below). The Company did not sign a confidentiality agreement with Company E. None of the other companies CinCor discussed a potential strategic transaction with showed any interest in engaging in additional discussions beyond initial preliminary discussions. No proposal for any transaction was presented by any of such twelve parties, other than AstraZeneca.

On July 19, 2022, Company B indicated to CinCor that Company B had determined to wait to re-engage in further discussions until after the BrigHtn trial results were publicly announced.

On August 2, 2022, Company A contacted CinCor to discuss the status of the BrigHtn trial generally.

On August 8, 2022, CinCor announced the topline results and successful completion of its BrigHtn trial, including the trial had met the primary endpoint of demonstrating a statistically significant double-digit placebo-adjusted reduction in blood pressure in patients with treatment-resistant hypertension. Following the announcement, CinCor stock closed at $35.00 per Share, a 49.3% premium to the closing price on the immediately prior trading day.

On the same day following the BrigHtn trial result announcement, Company B contacted CinCor to express an interest in restarting discussions regarding baxdrostat clinical trials under a confidentiality agreement. On August 22, 2022, CinCor and Company B entered into a confidentiality agreement, which agreement did not contain a standstill provision.

On August 9, 2022, senior business development representatives of AstraZeneca contacted Mr. de Garidel to express AstraZeneca’s interest in restarting discussions regarding a potential strategic transaction, indicating that AstraZeneca would need to review the BrigHtn trial data in order to submit a proposal. In consultation with

Dr. James Healy, the Chairman of the Board, from August 9, 2022 through August 23, 2022, CinCor management provided clinical data and other related information to AstraZeneca through a virtual data room and had meetings to discuss the same.

On August 12, 2022, CinCor held preliminary discussions with Company C and Company D, separately, regarding CinCor and BrigHtn trial results that were publicly announced and agreed to schedule meetings in the coming weeks to discuss the same. Neither party expressed any interest in pursuing a potential strategic transaction at this time.

On August 15, 2022, CinCor announced the closing of its upsized public offering of Shares and pre-funded warrants at $30.00 per Share, raising approximately $242.9 million in net proceeds.

On August 21, 2022, Mr. Pascal Soriot, Executive Director and Chief Executive Officer of AstraZeneca, contacted Mr. de Garidel and expressed strong interest in pursuing a strategic transaction.

On August 24, 2022, CinCor and Company B had a call to discuss the BrigHtn trial data generally.

On August 25, 2022, Mr. Soriot told Mr. de Garidel that AstraZeneca would be submitting a non-binding, written proposal to acquire CinCor at $54.00 per Share in cash.

Later that day, CinCor received an unsolicited non-binding, written proposal from AstraZeneca to acquire CinCor for $54.00 per Share in cash (the “August 24 Proposal”), representing an equity value of approximately $2.63 billion and a 53% premium to CinCor’s closing price on August 23, 2022, which proposal was conditioned upon completion of AstraZeneca’s due diligence review. The proposal also included, among other things, a condition that the CinCor Contract be amended as previously discussed between the parties. No request for exclusivity was made in the August 24 Proposal.

On August 26, 2022, Centerview provided to CinCor a proposed engagement letter as CinCor’s exclusive financial advisor. Centerview also provided CinCor with a customary relationship disclosure letter as of August 28, 2022, which was later updated as of December 31, 2022 and reviewed by the Board.

On August 27 and 28 of 2022, Mr. de Garidel, Dr. Mason Freeman, M.D., Chief Medical Officer at CinCor, and representatives of AstraZeneca, including Mr. Soriot, had follow-up meetings at the European Society of Cardiology Congress in Barcelona. During the meetings, the August 24 Proposal was discussed. Mr. de Garidel reiterated that the offer price was too low and the requirement to amend the CinCor Contract would not be acceptable, and Mr. de Garidel and Mr. Soriot discussed a potential one-month exclusivity period with the understanding that the August 24 Proposal as well as any exclusivity would need to be reviewed and approved by the Board.

On August 30, 2022, the Board held a meeting with CinCor’s senior management and representatives of each of Centerview and Cooley in attendance. CinCor senior management and representatives of Centerview reported to the Board the various discussions with third parties as well as the August 24 Proposal. The Board noted the preliminary stage at which the discussions with third parties (other than AstraZeneca) remained with no offer for any transaction presented. The Board noted AstraZeneca’s expertise in oncology and treatment of cardiovascular disease and AstraZeneca’s strategic rationale in pursuing a deal with CinCor. The Board then reviewed preliminary risk-adjusted long-term financial projections prepared by senior management and related assumptions. Upon review and discussion, the Board instructed senior management to modify various key assumptions, including by increasing the probability of success for certain trials that were in the late development phase compared to others. In reviewing the standalone prospects of CinCor, the Board considered the complexity and the risks associated with executing pivotal trials, the timeline and the resources, infrastructure and additional personnel required to support the developmental endeavors, as well as the macroeconomic environment. Representatives of Centerview reviewed with the Board the August 24 Proposal from a financial point of view based on the preliminary risk-adjusted long-term financial projections prepared by senior management which the Board requested senior management of CinCor to further refine based on the Board’s input for the purpose of evaluating a potential transaction with AstraZeneca. The Board next discussed with senior management and representatives of Centerview potential responses to the August 24 Proposal. The Board also considered the risks and benefits of reaching out to third parties proactively to encourage them to submit a proposal for a strategic transaction and discussed with senior management and Centerview third parties that could potentially have a strategic fit with CinCor and would have the financial resources to consummate a transaction. Following such discussions, the Board authorized representatives of Centerview to reach out to Company A and another global pharmaceutical company, hereinafter referred to as Company E, based on the strategic fit with CinCor and the availability of financial resources required to consummate a transaction. The Board then instructed senior management to convey to AstraZeneca that the August 24 Proposal significantly undervalued CinCor, but that it would be willing to engage in further discussions as long as AstraZeneca was willing to improve its proposal and complete due diligence and negotiation of the transaction documents in an expeditious manner. The Board further instructed senior management to convey to AstraZeneca that the requirement to amend the CinCor Contract would not be acceptable. The Board noted that it might consider exclusive discussions with AstraZeneca only for a short period of time if AstraZeneca submitted a preemptive price offer meaningfully higher than $54.00 per Share. The Board further noted that it required a customary standstill agreement in place with AstraZeneca. Representatives of Cooley provided to the Board a preliminary overview of antitrust aspects of a potential transaction with AstraZeneca and also reviewed with the Board its fiduciary duties in light of the proposal submitted by AstraZeneca and as the Board considered a strategic transaction with third parties generally. The Board then authorized the formation of a transaction committee (the “Transaction Committee”) to evaluate and review strategic alternatives for CinCor, as well as to evaluate and oversee the engagement of Centerview as CinCor’s financial advisor. The Board noted that the utilization of the Transaction Committee was for convenience only and not to address any conflicts of interest, and the Board would reserve the right to participate in any Transaction Committee meetings and also reserved the ultimate authority to approve a potential strategic transaction. Based on their experience with strategic transactions, existing roles on the Board and willingness to serve on the Transaction Committee, the Board determined that Dr. Healy, Dr. June Lee, Mr. de Garidel and Mr. Troy Ignelzi, each of whom (other than Mr. de Garidel) was an independent director, would serve on the Transaction Committee.

Later on the same day, consistent with the Board’s direction, representatives of Centerview contacted each of Company A and Company E separately to gauge their interest in a potential acquisition of CinCor.

On August 31, 2022, Mr. de Garidel told Mr. Soriot that the August 24 Proposal was insufficient, but CinCor would be willing to engage in further discussions as long as AstraZeneca was willing to improve its proposal and complete due diligence and negotiation of the transaction documents in an expeditious manner with a customary standstill agreement in place. Mr. de Garidel further noted that CinCor might consider exclusive discussions with AstraZeneca only for a short period of time if AstraZeneca submitted a preemptive price offer meaningfully higher than $54.00 per Share. Mr. de Garidel further conveyed that the requirement to amend the CinCor Contract was not acceptable.

On September 1, 2022, Mr. de Garidel and a representative of Company A discussed the BrigHtn trial results generally and Company A’s level of interest in a potential transaction. Company A indicated that the current environment was challenging for Company A to be pursuing a potential transaction.

On September 3, 2022, Company A told representatives of Centerview that it was not interested in acquiring CinCor.

On September 5, 2022, CinCor received a revised non-binding, written proposal from AstraZeneca to acquire CinCor for $60.00 per share in cash (the “September 5 Proposal”), representing an equity value of approximately $2.9 billion and an 88% premium to CinCor’s closing price on September 2, 2022, which proposal was conditioned upon completion of due diligence and further indicated that AstraZeneca was no longer seeking to condition the transaction on an amendment of the CinCor Contract, but would expect CinCor to undertake best efforts to secure a binding commitment by the counterparty to the CinCor Contract to enter into an amendment with CinCor containing certain specified terms upon closing of the transaction between CinCor and AstraZeneca. The September 5 Proposal was accompanied by a draft exclusivity agreement for an initial period of 14 days upon access to a virtual data room.

On the same day, each of Company B and Company E separately told representatives of Centerview that they were not interested in a strategic transaction with CinCor.

On September 6, 2022, the Board held a meeting, with CinCor senior management and representatives of each of Centerview and Cooley in attendance. Senior management and representatives of Centerview noted for the Board that each of Company C and Company D was scheduled to review trial data in the coming weeks but neither would be able to submit a proposal for a transaction in the near term, and all of the other likely parties that the Company or Centerview had been in contact with (except for AstraZeneca) declined to move forward at this time. It was the consensus that CinCor would be unlikely to receive a proposal from other third parties in a timely manner that would be as competitive as the September 5 Proposal. The Board then reviewed the September 5 Proposal and the request for a 14-day exclusivity by AstraZeneca. The Board also reviewed the updated preliminary risk-adjusted long-term financial projections prepared by the senior management reflecting the Board’s guidance, which are summarized under the caption Pre-HALO Projections in the section below captioned “—Certain Financial Projections”. Representatives of Centerview reviewed with the Board the September 5 Proposal from a financial point of view based on the updated preliminary risk-adjusted long-term financial projection prepared by senior management. Following discussions, the Board instructed senior management to communicate to AstraZeneca that the Board may consider a short exclusive negotiation if AstraZeneca could submit an improved offer of $66.00 per Share in cash. After Centerview left the meeting, the Board reviewed the terms of engagement with Centerview and the customary relationship disclosure letter that had been submitted by Centerview. Upon such review and discussions and considering Centerview’s reputation and experience, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its familiarity with CinCor, the Board authorized the Transaction Committee to finalize the engagement with Centerview as CinCor’s exclusive financial advisor.

Later on the same day, Mr. de Garidel conveyed to Mr. Soriot the Board’s feedback that the Board might consider a short exclusive negotiation if AstraZeneca could submit an improved offer of $66.00 per Share in cash.

On September 7, 2022, Mr. Soriot told Mr. de Garidel that AstraZeneca believed that $66.00 per share was too high but would discuss the proposed price internally and revert in the following days.

On September 8, 2022, CinCor entered into a confidentiality agreement with Company C, which did not contain a standstill provision, and discussed the BrigHtn trial data. CinCor subsequently held a meeting on September 15, 2022 with Company C to discuss the same and plans for CinCor’s Phase 3 clinical trial, but, on October 20, 2022, Company C communicated to CinCor that Company C would need to see the Phase 3 data to continue discussions, and no proposal for a transaction was made by Company C.

On September 11, 2022, CinCor received a revised non-binding, written proposal from AstraZeneca to acquire CinCor confirming that AstraZeneca was unwilling to increase the cash component of its offer beyond $60.00 per Share, but would include additional consideration in the form of a Contingent Value Right (“CVR”) of $6.00 per Share in cash payable upon achievement of defined study result (the “September 11 CVR Proposal”). The offer price, assuming the milestone was achieved, represented an equity value of approximately $3.2 billion and a 122% premium to CinCor’s closing price on September 9, 2022. The revised proposal also indicated that the other conditions set forth in AstraZeneca’s September 5 Proposal remained unchanged.

On September 12, 2022, following consultation with Dr. Healy and representatives of Centerview, Mr. de Garidel told Mr. Soriot that a proposal with a CVR on the terms provided in the September 11 CVR Proposal was unlikely to be acceptable to the Board and that AstraZeneca should consider proposing a higher upfront cash offer without a CVR. During this discussion, Mr. Soriot indicated that the CVR proposal was based on AstraZeneca’s internal assessment of the risk profile of baxdrostat trials and reiterated that a $66.00 per Share upfront cash price was too high, that there was a risk of the proposed transaction failing due to fatigue from extended negotiation, but that AstraZeneca could potentially meet the price demand halfway, assuming satisfactory completion of due diligence and AstraZeneca’s board approval.

On September 12, 2022, the Transaction Committee and other members of the Board held a meeting, with CinCor senior management and representatives of each of Centerview and Cooley in attendance. Senior management provided the Transaction Committee with an overview of the status of discussions with AstraZeneca and reviewed the terms of the September 11 CVR Proposal. Representatives of Centerview reviewed with the Transaction Committee the September 11 CVR Proposal from a financial point of view based on the preliminary risk-adjusted long-term financial projections prepared by senior management, which are summarized under the caption Pre-HALO Projections in the section below captioned “—Certain Financial Projections.” The Transaction Committee then discussed the upfront cash per Share, the potential value of the CVR and the payout terms for the CVR proposed by AstraZeneca and determined it would likely be in the best interest of CinCor and its stockholders to maximize the upfront cash per Share price paid at closing in lieu of a CVR component, in an effort to maximize certainty in value for the CinCor stockholders. In doing so, the Transaction Committee discussed with senior management and representatives of Centerview the implied value of the September 11 CVR Proposal considering the potential payout scenario for the proposed CVR on a risk-adjusted basis (taking into account CinCor management’s estimate of the probability of success) and the time value of money. Following discussions, the Transaction Committee directed senior management, with the assistance of Centerview, to submit to AstraZeneca a counterproposal at $63.00 per Share without a CVR.

On September 12, 2022, Mr. de Garidel communicated to Mr. Soriot the $63.00 per Share upfront consideration counterproposal (the “September 12 Counterproposal”) as instructed by the Transaction Committee. Mr. Soriot indicated that he would revert on the price after internal discussions, but expressed potential concerns around drug-to-drug interaction in assessing a potential combination drug.

Following authorization by the Transaction Committee, on September 16, 2022, CinCor executed an engagement letter with Centerview as its exclusive financial advisor.

On September 15, 2022, CinCor entered into a confidentiality agreement with Company D, which did not contain a standstill provision. CinCor and Company D had previously entered into a confidentiality agreement on October 11, 2021 that had a one-year term and did not contain a standstill provision.

The following day, CinCor and Company D discussed BrigHtn trial data generally. Company D did not express any interest in pursuing a strategic transaction with CinCor and no proposal for a transaction was presented.

On September 21, 2022, Mr. Soriot communicated to Mr. de Garidel that as part of its condition for completion of due diligence and before it could consider the September 12 Counterproposal, it would require a drug-to-drug interaction study of baxdrostat to assess the efficacy of a potential combination drug (the “DDI Study”).

Later on the same day, the Board held a meeting, with CinCor senior management and representatives of each of Centerview and Cooley in attendance. Senior management provided the Board with an update on the status of discussions with AstraZeneca including the request for the DDI Study as a condition to responding to the September 12 Counterproposal. The Board also reviewed with senior management the status of the ongoing clinical trials. Representatives of Centerview then reviewed with the Board the September 11 CVR Proposal from a financial point of view based on the preliminary risk-adjusted long-term financial projections prepared by senior management, which are summarized under the caption Pre-HALO Projections in the section below captioned “—Certain Financial Projections,” as had been reviewed by the Transaction Committee on September 12, 2022. Following discussions, the Board confirmed its support of the September 12 Counterproposal and allowed confirmatory due diligence to be conducted by AstraZeneca including the DDI Study and negotiation of the merger agreement for a period of two weeks on a non-exclusive basis with the goal of executing and announcing the merger agreement upon completion of such diligence.

On September 23, 2022, Mr. de Garidel communicated the Board’s feedback to a senior business development representative of AstraZeneca, and agreed in principle upon proposed next steps with the goal of executing the merger agreement in the mid-October 2022 timeframe, subject to completion of due diligence and the DDI Study.

On September 27, 2022, members of the management of each of CinCor and AstraZeneca discussed the scope and timeline of the proposed due diligence and access to additional due diligence materials with respect to CinCor and baxdrostat. On the same day, CinCor and AZ LP executed an amendment to the 2021 AZ NDA, which included, among other things, a standstill obligation of AZ LP and its controlled affiliates with customary fall-away provisions including a termination of the standstill obligation upon CinCor entering into a definitive acquisition agreement with a third party.

On September 28, 2022, at AstraZeneca’s request, CinCor granted expanded access to due diligence materials in CinCor’s virtual data room, and over the course of the following weeks, management of each of CinCor and AstraZeneca discussed and exchanged additional due diligence information.

Following discussions with Dr. Healy and representatives of Centerview, on October 3, 2022, CinCor senior management contacted the counterparty to the CinCor Contract to resume the discussions regarding the draft Side Letter Agreement. CinCor did so without disclosing AstraZeneca’s identity to such counterparty.

On October 3, 2022, CinCor and AZ LP executed a letter agreement supplementing the 2021 AZ NDA, as amended, to facilitate limited due diligence review of individual patient data from CinCor’s BrigHtn trial.

On October 4, 2022, at the direction of CinCor senior management, Cooley sent Covington an initial draft merger agreement contemplating a two-step tender offer/merger structure pursuant to Section 251(h) of the DGCL and corresponding draft disclosure schedules.

On October 7, 2022, CinCor provided the result of the DDI Study to AstraZeneca.

On October 10, 2022, the Board held a meeting, with CinCor senior management and representatives of each of Centerview and Cooley in attendance to discuss the expected timing of the HALO trial results as well as the progress of discussions with, and due diligence review by, AstraZeneca and also discussions in respect of the draft Side Letter Agreement. The senior management reported that AstraZeneca’s executive team was expected to convene the following week to review and discuss findings from AstraZeneca’s due diligence and the DDI Study.

On October 12, 2022, Covington sent a revised draft merger agreement, which, among other things, contemplated requirements (a) for each director and officer of CinCor and each of her/his respective affiliates that owns any Share to execute a tender and support agreement and (b) for an unspecified list of key employees to enter into retention agreements. No forms of tender and support agreement or retention agreements were provided at this time.

On October 14, 2022, Covington sent Cooley revised draft disclosure schedules.

On October 15, 2022, Mr. de Garidel and Mr. Soriot discussed the status of due diligence and the progress on the draft merger agreement and discussions in respect of the draft Side Letter Agreement. Mr. Soriot also informed Mr. de Garidel of the upcoming internal review of the due diligence results and the DDI Study result by AstraZeneca’s executive team and also by AstraZeneca’s board and its committees and that, assuming positive review, it would be possible to execute a merger agreement and announce a transaction by the end of October 2022.

On October 17, 2022, Cooley sent a revised draft of the merger agreement and an initial draft tender and support agreement to Covington. No discussions were held with respect to the retention agreements and no list of employees who would be required to sign the retention agreements was identified at this time.

On October 20, 2022, senior business development representatives of AstraZeneca contacted Mr. de Garidel to convey AstraZeneca’s continued interest in a potential acquisition of CinCor but indicated that AstraZeneca’s executive team determined that AstraZeneca would need to wait to see the results for the HALO trial before it could execute the merger agreement.

Later on the same day, the Board held a meeting, with CinCor senior management and representatives of each of Centerview and Cooley in attendance. Mr. de Garidel provided the Board with a summary of his conversation with representatives of AstraZeneca earlier that day. The Board reviewed the status of the HALO trial, updates with respect to the blinded results and anticipated timing for the topline results. The Board then discussed potential responses to AstraZeneca, including whether to pause discussions until HALO trial results were available or see whether AstraZeneca would consider moving forward expeditiously before the HALO trial results assuming AstraZeneca were allowed a limited review of certain blinded HALO trial data to address its concerns. Following discussions, the Board directed Mr. de Garidel to confirm with Mr. Soriot whether AstraZeneca would be willing to execute and announce the merger agreement by October 24, 2022, assuming AstraZeneca were allowed to conduct a limited review of blinded HALO trial data and, if not, to communicate that the offer price and other terms might need to be improved if the parties were to re-engage in discussions after the HALO trial results.

On October 21, 2022, Mr. de Garidel communicated to Mr. Soriot as instructed by the Board. Mr. Soriot acknowledged the request, including the potential for a higher offer price after the HALO trial results, and stated that he would revert after discussing internally.

On October 28, 2022, AstraZeneca confirmed to CinCor that it would require seeing the HALO trial results public announcement before it could proceed with a potential acquisition of CinCor. CinCor terminated AstraZeneca’s and its representatives’ access to the virtual data room. CinCor further requested return or destruction of all CinCor confidential information; however, AstraZeneca requested to delay the return or destroy compliance until after the public announcement of the HALO trial results. The parties acknowledged that they would continue to be bound by the 2021 AZ NDA, as amended and supplemented, including the standstill obligations, and representatives of AstraZeneca periodically contacted Mr. de Garidel during mid-November 2022 to inquire about the timing of the HALO trial.

On November 28, 2022, CinCor announced the topline results and completion of the HALO trial and disclosed that the primary endpoint was not met despite significant reductions in systolic blood pressure. CinCor stock closed at $14.11 per Share the same day, a 46.8% discount to the closing price on the immediately prior trading day.

On November 29 and 30, 2022, a senior business development representative of AstraZeneca called Mr. de Garidel, first to inform him that AstraZeneca would like to conduct an in-depth review of the HALO trial data, and then to confirm that AstraZeneca continued to be interested in a potential acquisition of CinCor and suggest further discussions between management of each company to understand each company’s interests and plans. Mr. de Garidel responded that while CinCor would be open to continuing the dialogue, he believed that the market reaction was likely overblown and that the HALO trial results did not negate the BrigHtn trial results. Mr. de Garidel also said that the Board would likely not evaluate any revised proposal merely as a premium to the then-current CinCor stock price but rather in the context of the long-term intrinsic value of CinCor and baxdrostat. Mr. de Garidel also emphasized that any transaction discussion, if restarted, should be conducted in an expeditious manner to minimize disruption to CinCor as it navigated through a critical juncture of preparing for pivotal trials.

On December 14, 2022, AstraZeneca submitted an updated non-binding, written proposal to acquire CinCor for an upfront cash consideration of $22.00 per Share and a CVR per Share of up to $10.00 in cash (the “December 14 CVR Proposal”), which, if all of the CVR payments were to be made, represented an equity value of approximately $1.5 billion and a 164% premium to CinCor’s closing price on December 14, 2022. The CVR payout terms were conditioned upon several milestones tied to regulatory submission and filing with the FDA and achieving certain defined trial results in connection therewith. The December 14 CVR Proposal required as a condition, among other things, (a) confirmatory due diligence on HALO trial data, (b) the finalization of the draft Side Letter Agreement, and (c) execution of retention agreements with certain key employees. No terms of retention agreements or list of key employees were identified or agreed to at this time.

On December 15, 2022, the Board held a meeting to discuss the December 14 CVR Proposal, with CinCor senior management and representatives of each of Centerview and Cooley in attendance. Mr. de Garidel updated the Board on his recent discussions with AstraZeneca after the HALO trial results announcement. As an initial matter, the Board discussed with CinCor senior management and representatives of Centerview the prospects of CinCor as a standalone company and baxdrostat after the HALO trial results. In particular, the Board assessed that the market was attributing value only to CinCor’s cash balance and almost none to baxdrostat and further noted that the market’s negative reaction to the HALO trial results could have a lasting negative impact on CinCor’s ability to raise additional capital to support the development of baxdrostat, that no other third party had submitted any proposal for a strategic collaboration or an acquisition transaction and that there might be limited strategic alternatives with third parties to pursue, other than with AstraZeneca. The Board also considered the complexity and the risks associated with executing pivotal trials, the timeline and the resources, infrastructure and additional personnel required to support developmental endeavors, as well as the macroeconomic environment. Following discussions, the Board instructed Mr. de Garidel to convey to AstraZeneca that AstraZeneca’s offer undervalued CinCor and the upfront consideration must be at a minimum $30.00 per Share in cash to warrant any further discussion. In doing so, the Board discussed with senior management and representatives of Centerview the implied value of December 14 CVR Proposal considering the potential payout scenario for the proposed CVR on a risk-adjusted basis (taking into account CinCor management’s estimate of the probability of success) and the time value of money. The Board instructed senior management to revise the long-term risk-adjusted financial projections in light of the HALO trial results for its review.

On December 17, 2022, consistent with the Board’s direction, Mr. de Garidel conveyed to Mr. Soriot the Board’s feedback that the offer price in the December 14 CVR Proposal was insufficient and the Board required an upfront cash consideration of at least $30.00 per Share. Mr. Soriot said AstraZeneca would not be able to meet such expectation but would discuss internally and revert with a revised proposal.

On December 20, 2022, AstraZeneca submitted an updated non-binding, written proposal to acquire CinCor for an upfront cash consideration of $26.00 per Share and a CVR per Share of up to $6.00 in cash (the “December 20 CVR Proposal”), which, if the CVR payment were to be made, represented an equity value of approximately $1.5 billion and a 198% premium to CinCor’s closing price on December 19, 2022. The CVR payout term was conditioned upon achievement of a regulatory filing with the FDA with certain defined trial results. The December 20 CVR Proposal reiterated that given the setback in the HALO trial and the significant investment to be made by AstraZeneca in the pivotal trials, AstraZeneca would not be able to meet CinCor’s request for upfront cash consideration of $30.00 per Share. The proposal also confirmed that the offer remained subject to the conditions set forth in the December 14 CVR Proposal.

Over the course of December 20 and December 21 of 2022, the Board and the Transaction Committee held meetings to discuss the December 20 CVR Proposal with CinCor senior management and representatives of each of Centerview and Cooley in attendance. Mr. de Garidel provided an update on his recent discussions with AstraZeneca and noted that AstraZeneca confirmed that it would not be able to submit an offer with an upfront consideration of $30.00 per Share. The Board discussed with senior management and representatives of Centerview the implied value of the December 20 CVR Proposal considering the potential payout scenario for the proposed CVR, including the likelihood of achieving the defined clinical trial results, on a risk-adjusted basis (taking into account CinCor management’s estimate of the probability of success and the time value of money). The Board also discussed potential adjustments to the risk-adjusted long-term financial projections in light of the HALO trial results and, for this purpose, reviewed illustrative sensitivities ranges prepared by Centerview showing the impact to a discounted cash flow valuation of CinCor from potential adjustments proposed by CinCor senior management to probabilities of success, marketing expenses, sales expenses and product launch timing. The Board instructed senior management to continue to develop the risk-adjusted financial projections and underlying assumptions, so that they would reflect the best currently available estimates and judgments of the management of CinCor post-HALO trial results. The Board continued the discussion from the December 15 meeting regarding the prospects of CinCor as a standalone company and baxdrostat after the HALO trial results and the associated risks. The Board then discussed a number of potential counterproposals to AstraZeneca including proposing a higher upfront cash consideration or requiring different CVR terms, and in doing so, it considered the substantial risk of AstraZeneca walking away from the proposed transaction if CinCor continued to insist on a $30.00 per Share upfront cash consideration, given AstraZeneca’s clear indication that it would not be able to meet such expectation. Following discussions, the Board instructed Mr. de Garidel and representatives of Centerview to submit to AstraZeneca a counterproposal of upfront cash consideration of $26.00 per Share and a CVR per Share of $10.00 in cash that would be payable upon submission of the first drug approval application in any country or jurisdiction for a product that contains or incorporates baxdrostat, assuming a commitment to use commercially reasonable efforts to achieve the milestone on customary terms to be agreed in the CVR agreement. The Board also instructed Mr. de Garidel to communicate to AstraZeneca that the Board would require the transaction to be announced no later than January 9, 2023, which was when the annual J.P. Morgan Healthcare Conference was scheduled to commence and that the provisions of the merger agreement should provide for a high degree of closing certainty following the announcement of the transaction. The Board also reviewed with senior management and representatives of Centerview other third parties that could have a strategic fit with CinCor and would have the financial resources to consummate a transaction on this proposed timeline. Following such discussions, the Board instructed representatives of Centerview to contact each of Company A and Company E again to gauge any interest in acquiring CinCor based on the potential strategic fit with CinCor and the availability of financial resources required to consummate a transaction.

On December 22, 2022, consistent with the Board’s direction, Mr. de Garidel submitted a counterproposal to AstraZeneca for an upfront cash consideration of $26.00 per Share and a CVR per Share of $10.00 in cash that would be payable upon submission of the first drug approval application in any country or jurisdiction for a product that contains or incorporates baxdrostat, assuming a commitment to use commercially reasonable efforts to achieve the milestone on customary terms to be agreed in the CVR agreement (the “Final Proposal”), as well as the Board’s expectation on the announcement timing and closing certainty. Mr. Soriot reacted favorably to the proposal and said he would discuss with the AstraZeneca senior executive team.

On December 23, 2022, AstraZeneca informed CinCor that while the Final Proposal was generally acceptable, the milestone trigger in the CVR should be limited to the first filing of a drug approval application for a product that contains or incorporates baxdrostat with the FDA and not in other jurisdictions. Following guidance from Dr. Healy and other members of the Board, Mr. de Garidel continued to discuss with AstraZeneca the inclusion of non-U.S. jurisdictions. On December 28, 2022, CinCor and AstraZeneca agreed in principle that the milestone would be achieved upon the first filing of a drug approval application for a product that contains or incorporates baxdrostat with the FDA or the EMA.

On December 28, 2022, representatives of each of Cooley and Covington had a call to align on next steps and timing, and following such discussion, Covington sent Cooley a revised draft merger agreement in response to Cooley’s October 17 draft merger agreement. The revised draft merger agreement, among other things, rejected certain carve-outs for regulatory, safety and clinical matters to what would constitute a material adverse effect and contemplated a termination fee of 3.3% of the transaction equity value (as opposed to 2.7% that was contemplated in Cooley’s October 17 draft). No terms of retention agreements or list of key employees were identified or agreed to at this time.

On December 28, 2022, consistent with the Board’s direction, representatives of Centerview contacted Company A and Company E separately to assess their interest in acquiring CinCor. Both companies declined to move forward.

On the same day, AstraZeneca and its representatives were re-granted access to CinCor’s virtual data room. Until the finalization and execution of the merger agreement, disclosure schedules and the other transaction documents, management of each of CinCor and AstraZeneca discussed AstraZeneca’s confirmatory due diligence inquiries and provided information on CinCor, baxdrostat and the HALO trial data.

On December 29, 2022, Covington sent Cooley a revised draft of the tender and support agreement in response to Cooley’s October 17 draft tender and support agreement.

On December 30, 2022, Covington sent Cooley the first draft of the CVR agreement that contemplated, among other things: (a) a milestone that would be achieved upon acceptance by the FDA or validation by the EMA of the applicable regulatory submission (as opposed to upon submission of the applicable regulatory application, as contemplated by the Final Proposal) and (b) a termination on December 31, 2027 of Parent’s obligation to pursue the milestone and to make the milestone payment.

On January 2, 2023, Cooley sent Covington revised drafts of the merger agreement, the disclosure schedules and the tender and support agreement. The revised draft merger agreement, among other things, reinstated certain carve-outs for regulatory, safety and clinical matters to what would constitute a material adverse effect and contemplated a termination fee of 3.0% of the transaction equity value. No terms of retention agreements or list of key employees were identified or agreed to at this time.

On January 3, 2023, management of each of CinCor and AstraZeneca discussed the status of due diligence and key issues in the merger agreement, the disclosure schedules, the CVR agreement and the other transaction agreements.

On January 4, 2023, the Board held a meeting, with CinCor senior management and representatives of each of Centerview and Cooley. The Board reviewed with senior management and representatives of Cooley a summary of the merger agreement and other transaction documents, as well as key open issues that were being discussed. The Board reviewed with senior management and representatives of Centerview the updated risk-adjusted long-term financial projections, reflecting the adjusted assumptions post-HALO trial, which are summarized under the caption Management Projections in the section below captioned “—Certain Financial Projections,” except for immaterial differences resulting from certain assumptions and estimates for net working capital for 2026 were updated in the following days to better reflect the management’s expectation. The Board approved such projections for use by Centerview in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses. The Board discussed with senior management and representatives of Centerview the implied value of the Final Proposal considering the potential payout scenario for the proposed CVR on a risk-adjusted basis (taking into account CinCor management’s estimate of the probability of success) and the time value of money.

Later on January 4, 2023, Cooley sent Covington a revised draft of the CVR agreement that contemplated, among other things: (a) a milestone that would be achieved upon submission of the applicable regulatory application, as contemplated by the Final Proposal and (b) a termination on December 31, 2027 of Parent’s obligation to use commercially reasonable efforts to pursue the milestone, but no such sunset on the obligation to make the milestone payments should the milestone be achieved.

Also on the same day, AstraZeneca sent CinCor the first draft form of the retention agreement along with a proposed list of key employees and terms of retention. Over the course of January 7 and January 8 of 2023, the key employees and their respective counsel reviewed their respective retention agreements and, upon the Board’s and the Compensation Committee’s approvals of such agreements during the January 8 Board meeting, executed and delivered the retention agreements to Parent.

Over the course of the following days until the finalization of the merger agreement and the other transaction agreements, Dr. Healy, as an independent director and Chairman of the Board, and CinCor senior management, on one hand, and AstraZeneca senior management, on the other hand, and Cooley and Covington, negotiated and agreed upon key open issues and Cooley and Covington exchanged drafts of the merger agreement and the other transaction documents to reflect such agreements of CinCor and AstraZeneca.

On January 6, 2023, the Board held a meeting, with CinCor senior management and representatives of each of Centerview and Cooley in attendance, to discuss the status of negotiations of the merger agreement and the other transaction agreements and certain employee compensation matters. During this meeting, a representative of Centerview confirmed for the Board that both Company A and Company E had indicated that they had no interest in pursuing a strategic transaction with CinCor.

On January 8, 2023, the Board held a meeting, with CinCor senior management and representatives of each of Centerview and Cooley in attendance. Senior management and Centerview updated the Board on the discussions with AstraZeneca, and representatives of Cooley reported to the Board how the key open issues in the transaction agreements were resolved. Representatives of Centerview then reviewed with the Board Centerview’s financial analyses of the Offer Price, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of the same date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than (a) Shares then held by CinCor (including in CinCor’s treasury), Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or CinCor, (b) Dissenting Shares and (c) any Shares held by any affiliate of CinCor or Parent) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the section captioned “—Opinion of Centerview Partners LLC.” After carefully considering the proposed terms of the Merger Agreement, and taking into consideration the matters discussed during that meeting and prior meetings of the Board (for additional detail, see below under the section captioned “—Reasons for Recommendation”), the Board unanimously (a) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, CinCor and its stockholders, (b) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL, (c) authorized and approved the execution, delivery and performance by CinCor of the Merger Agreement and the consummation of the Transactions and (d) resolved to recommend that that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Later that day, CinCor, Parent and the Purchaser entered into the Merger Agreement, and contemporaneously therewith, the tender and support agreements, the retention agreements and the Side Letter Agreement were executed and delivered by the parties thereto.

Before the opening of trading of the stock markets on January 9, 2023, each of CinCor and AstraZeneca issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer by the Purchaser to acquire all of the Shares at the Offer Price.

On January 23, 2023, Purchaser commenced the Offer and CinCor subsequently filed this Schedule 14D-9.

(ii) Reasons for Recommendation

The Board carefully considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below.

•

Financial Terms of the Offer & Certainty of Value. The Board considered the aggregate potential value and form of the consideration to be received in the Offer and the Merger by CinCor’s stockholders, and considered:

•

the current and historical market prices of the Shares, including the market performance of the Shares relative to general market indices, the fact that topline results of CinCor’s Phase 2 HALO trial in patients with uncontrolled hypertension missed statistical significance with respect to the trial’s primary endpoint, resulting in a negative impact to CinCor’s price per Share, and the general downturn among stock prices among biopharmaceutical companies, and the fact that the Closing Amount to be received upon consummation of the Offer and the Merger represents (i) (A) an approximately 121% premium over the closing price per Share on January 6, 2023, the last full trading day prior to the public announcement of the execution of the Merger Agreement, (B) an approximately 93% premium over the volume weighted average price of the Shares during the preceding 30-day trading period ending on January 6, 2023, and (C) an approximately 36% premium over the volume weighted average price of the Shares during the preceding 60-day trading period ending on January 6, 2023, and (ii) the Closing Amount plus the illustrative risk-adjusted net present value of $4.60 per CVR represents (A) an approximately 160% premium over the closing price per Share on January 6, 2023, the last full trading day prior to the public announcement of the execution of the Merger Agreement, (B) an approximately 128% premium over the volume weighted average price of the Shares during the preceding thirty (30)-day trading period ending on January 6, 2023, and (C) an approximately 60% premium over the volume weighted average price of the Shares during the preceding sixty 60-day trading period ending on January 6, 2023;

•

the fact that, in addition to the Closing Amount, CinCor’s stockholders will receive one CVR per Share, which provides CinCor’s stockholders an opportunity to realize additional value through a $10.00 per CVR cash payment to the extent that the Milestone set forth in the CVR Agreement is achieved on or prior to December 31, 2033, representing an illustrative risk-adjusted net present value of $4.60 per CVR as calculated by Centerview based on CinCor senior management’s assessments as to the probability and timing of realizing the Milestone Payments;

•

the Board’s belief that the Milestone was reasonably achievable, taking into account the fact that Parent is obligated to use commercially reasonable efforts to achieve the Milestone until December 31, 2027 and the extensive experience and resources of Parent in biopharmaceutical product development and commercialization, particularly as such commercial experience and resources relate to the potential achievement of the Milestone;

•

the Board’s assessment that CinCor’s standalone strategy was not reasonably likely to present opportunities for creating greater value for CinCor’s stockholders than the Offer Price, taking into account the timeframe on which such value would be realized and the risks associated with the execution of the future clinical trials for baxdrostat and the commercialization of baxdrostat on a standalone basis;

•

the Board’s belief that (i) there was substantial risk of losing Parent’s offer of $26.00 per Share plus one CVR per Share if CinCor continued to pursue a higher price and (ii) based on the conversations and negotiations with Parent through the date of the Merger Agreement, the Offer Price of $26.00 per Share plus one CVR per Share represented the highest price Parent was willing to pay and the highest price reasonably obtainable by CinCor under the circumstances, as described in more detail above under “—Background of the Offer and Merger”;

•

that, following the consideration of potential strategic alternatives, including the possibility of exploring additional licensing and collaboration opportunities, the Board determined that none of the possible alternatives was reasonably likely to present superior opportunities for CinCor to create greater value for CinCor’s stockholders;

•

the fact that a number of other strategic parties that had been contacted with respect to a potential acquisition of CinCor or who otherwise had prior discussions with CinCor were unwilling to move forward with CinCor regarding a potential transaction on terms that were, in the Board’s view, superior to Parent’s proposal, and the Board’s belief that any third party who would have been interested in exploring a transaction with CinCor had already been contacted by Centerview or CinCor or would have been motivated to approach CinCor;

•

the fact that the Closing Amount to be paid in the Offer is payable solely in cash, which allows CinCor’s stockholders to realize immediate and certain value in respect of their Shares, especially when viewed against the internal and external risks and uncertainties associated with CinCor’s standalone strategy, including risks of executing future clinical trials for baxdrostat, obtaining marketing approval for its lead product development candidate, baxdrostat, and the potential impact of such risks and uncertainties on the trading price of the Shares;

•

that the Supporting Stockholders that held, in the aggregate, approximately 44.8% of the voting power of the outstanding Shares as of January 8, 2023, entered into Support Agreements obligating each of them during the term of such agreement, among other things, to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements; and

•

the oral opinion of Centerview rendered to the Board on January 8, 2023, which was subsequently confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders (as more fully described in the section below titled “—Opinion of Centerview Partners LLC”). The full text of the written opinion of Centerview, dated January 8, 2023, has been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

•	Likelihood and Speed of Consummation of the Offer and the Merger. The Board considered the likelihood that the Transactions will be consummated in a timely manner, including:

•	the financial strength of Parent and its ability to fund the Closing Amount with available cash and later make the Milestone Payments;

•	the absence of any financing condition in the Merger Agreement;

•

the business reputation and capabilities of Parent, including Parent’s track record of successfully completing merger and acquisition transactions and Parent’s ability to successful drive commercial value through effective product life-cycle management, including the potential combination product with Farxiga in patients with chronic kidney disease, as well as its ability to conduct clinical development and obtain regulatory approval of product candidates;

•	the likelihood of obtaining required regulatory approvals;

•

the fact that the limited nature of the conditions to Parent’s obligations to consummate the Offer and the Merger, including the definition of “Material Adverse Effect” in the Merger Agreement that includes COVID-19 related carveouts and the exclusion of certain regulatory and clinical matters relating to the product candidates of CinCor, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase;

•

the fact that Parent and CinCor have both agreed to use their respective reasonable best efforts to take all actions to consummate the Offer and the Merger, including to obtain the expiration or termination of waiting periods from governmental authorities in connection with any antitrust law; and

•

the structure of the Transactions as a tender offer for all outstanding Shares with an upfront cash component, with the expected result that a relatively short period will elapse before CinCor’s stockholders receive the Closing Amount, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•	Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Acquisition Proposal. The Board considered the following:

•

CinCor’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after January 8, 2023 and prior to the time that the Offer is consummated;

•

the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior acquisition proposal, subject to payment of a termination fee of $37,770,000, which amount the Board believed to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;

•

the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that CinCor’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior acquisition proposal or development constituting a change in circumstances;

•

the provision in the Merger Agreement requiring Parent to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

•	the availability of statutory appraisal rights to the stockholders of CinCor who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

•

Risks Relating to Remaining a Standalone Company. The Board considered CinCor’s prospects and risks if CinCor were to remain an independent company. The Board considered CinCor’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on CinCor’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Board were:

•

the challenges associated with designing and conducting future clinical trials for baxdrostat or any future product candidate, the outcome of which is inherently uncertain and may not support regulatory approval, and the business’ substantial dependence on the successful clinical development and regulatory approval of baxdrostat, CinCor’s only product candidate, as well as other risks associated with product development, regulatory approval and commercialization described below under “— Product Development and Commercialization Risks”;

•	the fact that CinCor may not be able to achieve profitability;

•

that positive operational performance by companies with similar market capitalization to CinCor in the biopharmaceutical industry has not necessarily translated into increased stockholder value for such companies;

•

the challenges faced by the biopharmaceutical industry, which could impact material growth in CinCor’s core businesses, including current and potential future competition, macroeconomic trends and the fact that the industry is subject to complex regulatory and political regimes and evolving pricing environment, particularly with respect to generating revenue and profitability in light of the increasing scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals;

•

the current state of the U.S. and global economies, including the recent downward trend in the biopharmaceutical financial markets, increased inflation and volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the near term and long term on the biopharmaceutical industry and the future commercialization efforts required if any of CinCor’s product candidates are approved for sale, including the numerous risks, costs and uncertainties associated with research, development and commercialization of CinCor’s pipeline programs and candidates that CinCor may develop;

•

the challenges associated with CinCor’s need for additional capital to support pivotal trials, including the difficult financing environment for biopharmaceutical companies, the uncertainty that CinCor would be able to raise sufficient cash to fund its business, and the potential dilutive impact any financing would have on CinCor’s stockholders; and

•

the various additional risks and uncertainties that are set forth in Part I, Item 1A. of CinCor’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 22, 2022, as updated by CinCor’s subsequent filings with the SEC.

•

Product Development and Commercialization Risks. The Board’s assessment of CinCor’s prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in CinCor’s business, including:

•	the fact that CinCor has never commercialized a product and the fact that CinCor’s lead product development candidate, baxdrostat, has not yet obtained regulatory approvals;

•

the significant risks and challenges associated with commercializing baxdrostat, including product development and pre-commercial operations, the costs associated with successfully scaling commercial operations globally, the possible failure or delays and risks of executing current or future preclinical studies or clinical trials and the risk that CinCor is unable to generate adequate product revenue or achieve profitability;

•

the risk in CinCor’s ability to successfully enter into and monetize its assets through license, collaboration or co-promote agreements or partnerships with industry members that possess comparable resources, commitment to research and development and track record of successfully commercializing drug candidates, and the risks associated with any such agreements or partnerships;

•	the reliance on third parties or partners to conduct clinical trials and the risks and costs of hiring additional personnel as CinCor’s pre-commercial and clinical activities increase;

•	the risks and costs of developing a commercial infrastructure in anticipation of obtaining marketing approval of baxdrostat;

•

adverse side effects or other safety risks associated with baxdrostat could delay or preclude approval, cause suspension or discontinuation of clinical trials or abandonment of further development, if any;

•

the risks inherent in obtaining regulatory approvals from regulatory authorities and adequate reimbursement from regulatory authorities and other third party payors to be able to sell baxdrostat or any other future product candidates; and

•	the outcome, timing and costs of seeking regulatory and marketing approvals for CinCor’s drug candidates and other product development programs.

The Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:

•

the fact that the Closing Amount to be received upon consummation of the Offer and the Merger represents an approximately 33% discount to the 52-week high closing price per Share, and the Closing Amount plus the illustrative risk-adjusted net present value of $4.60 per CVR represents an approximately 21% discount to the 52-week high closing price per Share, which 52-week high closing price per Share occurred prior to the announcement that the topline results of CinCor’s Phase 2 HALO trial in patients with uncontrolled hypertension missed statistical significance on its primary endpoint;

•

the fact that the Closing Amount, while providing relative certainty of value, would not allow CinCor’s stockholders to participate in the possible growth and potential future earnings of CinCor following the completion of the Transactions, except to the extent Milestone Payments are made pursuant to the CVR Agreement;

•	the fact that the Milestone may not be achieved at all or during the period required by the CVR Agreement for CinCor’s stockholders to receive the Milestone Payments;

•

the fact that the pendency of the Merger may cause CinCor to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with CinCor or as a result of certain restrictions on the conduct of CinCor’s business imposed by pre-closing covenants in the Merger Agreement, and the effect of such disruptions on CinCor’s operating results in the event that the Transactions are not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of CinCor’s business and towards completion of the Offer and the Merger;

•

the interests of CinCor’s executive officers and directors and the fact that CinCor’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of CinCor’s stockholders, generally, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between CinCor and its Executive Officers, Directors and Affiliates”;

•	the costs involved in connection with entering into and completing the Transactions and related actions;

•

the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior acquisition proposal) on:

•

the trading price of the Shares, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting CinCor, (ii) the possibility that the marketplace would consider CinCor to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement;

•	CinCor’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Merger; and

•	CinCor’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•

the effect of the non-solicitation provisions of the Merger Agreement that restrict CinCor’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire CinCor, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, CinCor will be required to pay a termination fee of $37,770,000, which could discourage certain alternative proposals for an acquisition of CinCor within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that the gain realized by CinCor’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

the effect of the restrictions in the Merger Agreement on the conduct of CinCor’s business prior to the consummation of the Merger, which may delay or prevent CinCor from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action CinCor would otherwise take with respect to the operations of CinCor absent the pending Merger;

•	the fact that the completion of the Merger will require certain antitrust clearance, which clearance could subject the Merger to unforeseen delays and risks;

•	the unlikely possibility that Parent will be unable to pay the Offer Price;

•	the risk of litigation arising in respect of the Transactions; and

•	other risks of the type and nature as further described below under “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, CinCor and its stockholders, (ii) determined that the Agreement shall be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by CinCor of the Merger Agreement and the consummation of the Transactions, and (iv) resolved to recommend that the stockholders of CinCor accept the Offer and tender their Shares to Purchaser pursuant to the Offer for the foregoing reasons.

The foregoing discussion of the Board’s reasons for its recommendation that CinCor’s stockholders tender their Shares to Purchaser pursuant to the Offer addresses the information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, CinCor’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of CinCor’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between CinCor and its Executive Officers, Directors and Affiliates.”

(iii) Certain Financial Projections

CinCor does not, as a matter of course, regularly prepare long-range projections or publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.

However, in connection with the Board’s review of potential strategic alternatives, CinCor senior management, at the direction of the Board, prepared unaudited financial projections (the “Projections”). Prior to the release of the HALO trial results, CinCor senior management prepared draft Projections for 2022 through 2041 based on the best currently available estimates and good faith judgments of senior management at that time to assist the Board’s strategic review and evaluation of CinCor’s intrinsic value as a standalone company (the “Pre-HALO Projections”). After the announcement of the HALO trial results, at the direction of the Board, CinCor senior management revised the Projections to include updated assumptions based on the best currently available estimates and good faith judgments of senior management post-HALO trial, as summarized below (the “Management Projections”). Compared to the Pre-HALO Projections, the Management Projections removed the Projections for 2022 and reflected, among other adjustments, CinCor senior management’s (i) downward adjustments related to probability of success following the results of the HALO trial, (ii) downward adjustments related to assumed upfront payments from potential ex-U.S. third party partners, and (iii) adjustments related to product launch timing. On January 6, 2023, CinCor senior management provided the Management Projections to the Board and to Centerview and, consistent with the view of CinCor senior management that the Management Projections then reflected the best currently available estimates and good faith judgments of senior management as to the future financial performance of CinCor on a risk adjusted basis, the Board approved the Management Projections on January 6, 2023 and directed Centerview to use the Management Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses.

The Projections reflect estimates and assumptions made by CinCor senior management with respect to product launch years, peak sales, and loss of exclusivity for both identified pipeline assets, general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond CinCor’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on CinCor’s business and its results of operations. The Projections were developed solely using the information available to CinCor senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include, the ability to generate revenue for baxdrostat, and other CinCor pipeline assets, the ability to obtain regulatory approval and the effect of regulatory actions, including the impact on product launch years, the effectiveness of CinCor’s commercial execution, the decisions of third-party partners and potential third-party partners, the ability to partner and terms of any such partnering transactions in ex-US jurisdictions, the success of clinical testing and development, manufacturing and supply availability, patent life and other exclusivity, the effect of global economic conditions, and increases in regulatory oversight and other risk factors described in CinCor’s annual report on Form 10-K for the fiscal year ended December 31, 2021, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.

None of CinCor, Parent or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of CinCor relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither CinCor’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of CinCor that the Projections or the information contained therein is material. Except as required by applicable law, neither CinCor nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term). These considerations should be taken into account if evaluating the Projections, which were prepared as of an earlier date.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding CinCor in its public filings with the SEC. The Projections were developed by CinCor senior management on a standalone basis without giving effect to the Merger, the Offer or the other transactions contemplated by the Merger Agreement, and therefore the Projections do not give effect to the proposed Merger or any changes to CinCor’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the proposed Merger and the Offer. Furthermore, the Projections do not take into account the effect of any failure of the proposed Merger to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that CinCor or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. CinCor senior management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The risk-adjusted non-GAAP total net revenue, non-GAAP operating income and unlevered free cash flow contained in the Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board or Centerview in connection with the Offer or the Merger. Accordingly, CinCor has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger and the Offer.

In light of the foregoing factors and uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give CinCor stockholders access to a summary of each of the Management Projections and, solely for informational purposes, the Pre-HALO Projections that were made available to the Board and Centerview and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender shares pursuant to the Offer or for any other purpose:

Management Projections

(dollars in millions)

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041
Risk-Adjusted Non-GAAP Total Net Revenue(1)	—	$50	—	—	$126	$359	$570	$827	$1,096	$1,142	$1,185	$1,228	$1,268	$1,310	$1,350	$617	$309	$157	$81
Non-GAAP Operating Income(2)	($149)	($53)	($101)	($164)	($111)	$41	$205	$379	$641	$671	$700	$725	$750	$779	$805	$515	$259	$128	$63
Unlevered Free Cash Flow(3)	($160)	($56)	($115)	($178)	($124)	$7	$127	$247	$434	$478	$499	$518	$536	$557	$576	$444	$217	$107	$53

(1)	Risk-Adjusted Non-GAAP Total Net Revenue includes tiered royalty rates of 5-10% on all product sales (assumes ex-U.S. and chronic kidney disease (“CKD”) fixed dose combination (“FDC”) partners pay royalties on their own sales in addition to 15% royalty paid to CinCor), and assumes a probability of success of 70% for treatment resistant hypertension (“rHTN”), 15% for uncontrolled hypertension (“uHTN”), and 50% for primary aldosteronism (“PA”), 30% for CKD FDC, and 50% for assumed upfront payment from potential ex-U.S. third party partners per CinCor senior management.
(2)

Non-GAAP Operating Income is calculated as risk-adjusted non-GAAP total net revenue, less (i) U.S. cost of goods sold expense, less (ii) milestones owed, less (iii) royalties owed, less (iv) research and development expenses, less (v) U.S. sales expenses, less (vi) U.S. marketing expenses, less (vi) U.S. general and administrative expenses.

(3)

Unlevered Free Cash Flow is calculated as non-GAAP operating income, less (i) taxes expense, if profitable, plus (ii) depreciation and amortization, less (iii) capital expenditures, less (iv) changes in net working capital. Stock based compensation is treated as a cash expense. As instructed by CinCor senior management, Centerview did not offset CinCor’s taxes by net operating losses. Furthermore, unlevered free cash flow did not take into account CinCor’s estimated cash balance or the impact of an assumed future equity raise in 2026. As described in the section below titled “—Opinion of Centerview Partners LLC,” for purposes of the discounted cash flow analysis conducted by Centerview in connection with the delivery of its opinion, CinCor management instructed Centerview to use (a) estimated federal net operating losses and other tax credits of $164 million as of December 31, 2022, and a tax rate of 28%, (b) an estimated cash balance of $500 million as of December 31, 2022, and (c) an assumed equity raise of $300 million in 2026.

Pre-HALO Projections

The Pre-HALO Projections were provided to Centerview and to the Board in September 2022 to assist the Board’s strategic review and evaluation of CinCor’s intrinsic value as a standalone company as described in the section above captioned “—Background of Offer and Merger.” However, the Pre-HALO Projections were not approved by the Board or relied upon by the Board in approving the Merger Agreement and the Transactions, nor were they relied upon by Centerview for purposes of its analyses in connection with the delivery of the opinion described in the section below captioned “—Opinion of Centerview Partners LLC.” The Pre-HALO Projections are included in this Schedule 14D-9 solely for informational purposes only in order to contextualize the events described in the section above captioned “—Background of Offer and Merger” during the relevant period prior to the results of the HALO trial.

(dollars in millions)

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041
Risk-Adjusted Non-GAAP Total Net Revenue(1)	—	$85	$43	—	$247	$608	$979	$1,412	$1,876	$1,952	$2,021	$2,103	$2,183	$2,260	$2,385	$1,652	$766	$383	$194	$100
Non-GAAP Operating Income(2)	($86)	($69)	($56)	($209)	($128)	$44	$291	$655	$956	$1,085	$1,123	$1,173	$1,217	$1,263	$1,779	$1,387	$689	$341	$168	$81
Unlevered Free Cash Flow(3)	($22)(4)	($81)	($59)	($223)	($152)	($3)	$181	$448	$671	$806	$835	$872	$905	$939	$1,322	$1,113	$606	$294	$145	$71

(1)

Risk-Adjusted Non-GAAP Total Net Revenue includes tiered royalty rates of 5-10% on all product sales (assumes ex-U.S. and CKD FDC partners pay royalties on their own sales in addition to 15% royalty paid to CinCor), and assumes a probability of success of 85% for rHTN, 70% for uHTN, and 50% for PA, 30% for CKD FDC, and 85% for assumed upfront payment from potential ex-U.S. third party partners per CinCor senior management.

(2)

Non-GAAP Operating Income is calculated as risk-adjusted total net revenue, less (i) U.S. cost of goods sold expense, less (ii) milestones owed, less (iii) royalties owed, less (iv) research and development expenses, less (v) U.S. sales expenses, less (vi) U.S. marketing expenses, less (vi) U.S. general and administrative expenses.

(3)

Unlevered Free Cash Flow is calculated as non-GAAP operating income, less (i) taxes expense, if profitable, plus (ii) depreciation and amortization, less (iii) capital expenditures, less (iv) changes in net working capital. Stock based compensation is treated as a cash expense. As instructed by CinCor senior management, Centerview did not offset CinCor’s taxes by net operating losses. Furthermore, unlevered free cash flow did not take into account CinCor’s estimated cash balance or the impact of an assumed future equity raise in 2025.

(4)	Only includes fourth quarter of 2022 (October 1, 2022 to December 31, 2022).

CinCor senior management also assessed the probability of realizing the Milestone Payments on or prior to December 31, 2033, and instructed Centerview to use an estimated probability of 75% for its analyses in connection with the delivery of its opinion described in the section below captioned “—Opinion of Centerview Partners LLC.”

(iv) Opinion of Centerview Partners LLC

On January 8, 2023, Centerview rendered to the Board its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated January 8, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of CinCor as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•

a draft of the Merger Agreement dated January 8, 2023 and a draft of the form of the CVR Agreement dated January 8, 2023, collectively referred to in this summary of Centerview’s opinion as the “Draft Agreements”;

•	the Annual Report on Form 10-K of CinCor for the year ended December 31, 2021;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of CinCor;

•	certain publicly available research analyst reports for CinCor;

•	certain other communications from CinCor to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of CinCor, including certain financial forecasts, analyses and projections and probabilities of success relating to CinCor and the probability of realizing the Milestone Payments under the CVR Agreement prepared by CinCor’s management and furnished to Centerview by CinCor for purposes of Centerview’s analysis, which refer to the “Management Projections” as summarized in the section captioned “—Certain Financial Projections,” and which, along with the other internal information, are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of CinCor regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data for CinCor and certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with CinCor’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at CinCor’s direction, that the Internal Data (including, without limitation, the Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of CinCor’s management as to the matters covered thereby and Centerview relied, at CinCor’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at CinCor’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of CinCor, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of CinCor. Centerview assumed, at CinCor’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at CinCor’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and the CVR Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of CinCor, or the ability of CinCor to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, CinCor’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to CinCor or in which CinCor might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement and the CVR Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of CinCor or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of CinCor or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of CinCor as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview’s Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated January 8, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of CinCor. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CinCor or any other parties to the Transactions. None of CinCor, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of CinCor do not purport to be appraisals or reflect the prices at which CinCor may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 6, 2023 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Analysis of Offer Price

Centerview conducted an analysis of the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement. Such consideration is equal to (a) $26.00 per Share in cash plus (b) one CVR per Share representing the right to receive $10.00 in cash upon the achievement of the Milestone (as defined in the CVR Agreement) set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, for each Share accepted, in each case, to the seller, without interest, subject to any applicable withholding taxes, as described more fully above under “Item 2. Identity and Background of Filing Person—(b) Tender Offer.”

For analytical purposes, assuming that for one CVR, the holders thereof receive a payment equal to $10.00 upon the achievement of the Milestone, based solely on the assessments of CinCor’s senior management as to the probability and timing of realizing the Milestone Payments, as described under the section captioned “—Certain Financial Projections,” and discounted to present value as of December 31, 2022 using a discount rate of 13.0% (based on Centerview’s analysis of CinCor’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk and size premia) and using a mid-year convention, Centerview calculated an illustrative risk-adjusted net present value for one CVR of $4.60.

Solely for purposes of the financial analyses summarized below, the term “Implied Consideration Value” refers to an aggregate assumed implied per Share value of $30.60 per Share, representing, on a per Share basis, $26.00 upfront consideration plus the illustrative risk-adjusted net present value of the CVR of $4.60, as set forth above. However, there is no guarantee that any of the conditions for the Milestone Payments pursuant to the CVR Agreement will be satisfied, and if satisfied, when such conditions will be satisfied.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of CinCor based on the Projections, which reflect certain assumptions and future financing needs of CinCor. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2022 using discount rates ranging from 12.0% to 14.0% (based on Centerview’s analysis of CinCor’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk and size premia) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of CinCor over the period beginning on January 1, 2023 and ending on December 31, 2041, as set forth in the Projections utilized by Centerview at the direction of CinCor’s senior management and as approved by the Board for use by Centerview as set forth in the section captioned “— Certain Financial Projections,” (ii) an implied terminal value of CinCor, calculated by Centerview by assuming that (as directed by CinCor’s senior management) CinCor’s unlevered free cash flows would decline in perpetuity after December 31, 2041 at a rate of free cash flow decline of 50% year over year (which perpetuity decline rate was based on considerations that Centerview deemed relevant in its professional judgment and experience), and (iii) tax savings from usage of CinCor’s estimated federal net operating losses and other tax credits of $164 million as of December 31, 2022 and CinCor’s estimated future federal net operating losses, as provided by CinCor’s senior management, who also instructed Centerview to assume a tax rate of 28%, (b) adding to the foregoing results, CinCor’s estimated cash balance of $500 million as of December 31, 2022, as provided by CinCor’s senior management, and (c) subtracting from the foregoing results, and using the same discount rates, the net present value of the estimated costs associated with an assumed equity raise of $300 million in 2026, as instructed by CinCor’s senior management. Centerview divided the result of the foregoing calculations by CinCor’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding in-the-money options, restricted stock units, and pre-funded warrants) as of

January 6, 2023 and as set forth in the Internal Data, resulting in a range of implied equity values per Share of $23.60 to $28.10, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $30.60 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for reference and informational purposes, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended January 6, 2023 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for CinCor during such period of approximately $10.75 to $38.95 per Share, rounded to the nearest $0.05;

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for CinCor ranging from $22.00 to $53.00 per Share; and

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions announced in the past two years involving publicly traded biopharmaceutical companies for which premium data were available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding any contingent consideration, if any) to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on such analysis and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 50% to 80% to CinCor’s closing stock price on January 6, 2023 (the last trading day before the public announcement of the Transactions) of $11.78, which resulted in an implied price range of approximately $17.65 to $21.20 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or CinCor’s senior management with respect to the Offer Price or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between CinCor and Parent and was approved by the Board. Centerview provided advice to CinCor during these negotiations. Centerview did not, however recommend any specific amount of consideration to CinCor or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for the engagement with respect to the Transactions, Centerview had not been engaged to provide financial advisory or other services to CinCor, and Centerview did not receive any compensation from

CinCor during such period. In the two years prior to the date of its written opinion, Centerview had been engaged to provide financial advisory services to AstraZeneca plc (“AstraZeneca”), Parent’s ultimate parent entity, including in connection with its acquisition of Alexion Pharmaceuticals, Inc. in 2021, and Centerview received approximately $25 million to $35 million in compensation from AstraZeneca during such period. Centerview may provide financial advisory and other services to or with respect to CinCor, AstraZeneca or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, CinCor, AstraZeneca, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its familiarity with CinCor. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, CinCor has agreed to pay Centerview an aggregate fee of approximately $25.25 million, $1 million of which was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, CinCor has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

(v) Intent to Tender

To CinCor’s knowledge, after making reasonable inquiry, all of CinCor’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdraw), pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Time, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition, Parent and Purchaser entered into the Support Agreements with the Supporting Stockholders, which include CinCor’s directors and executive officers who held Shares as of January 8, 2023 and entities affiliated with certain directors of CinCor, to tender all of their Shares subject to the Support Agreements. As of January 6, 2023, approximately 44.8% of the outstanding Shares (excluding Shares issuable upon exercise of Options, vesting of RSUs and the aggregate transaction consideration payable for such shares) are subject to the Support Agreements.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

The Board selected Centerview as its financial advisor in connection with the Transactions. Centerview’s opinion to the Board, referred to above under “Item 4. The Solicitation or Recommendation,” does not constitute a recommendation to any stockholder of CinCor as to whether or not that stockholder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as a financial advisor to the Board, CinCor has agreed to pay Centerview an aggregate fee of approximately $25.25 million, $1.0 million of which was payable upon the rendering of Centerview’s opinion to the Board and the balance of which is payable contingent upon consummation of the Transactions. In addition, CinCor has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Neither CinCor nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of CinCor on its behalf with respect to the Transactions.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by CinCor, or, to CinCor’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of CinCor, during the 60 days prior to the date of this Schedule 14D-9, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
David Allison	January 6, 2023	Options granted in lieu of retainer fees of $12,500 pursuant to CinCor’s Non-Employee Director Compensation Policy.	1,499	$8.34

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), CinCor is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of CinCor’s securities by CinCor, CinCor’s affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving CinCor or CinCor’s affiliates, (iii) any purchase, sale or transfer of a material amount of assets of CinCor or any affiliate of CinCor, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of CinCor.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 10 (Background of the Offer; Past Contacts or Negotiations with CinCor) of the Offer to Purchase.

The information set forth in Section 11 (The Merger Agreement; Other Agreements) and Section 12 (Purpose of the Offer; Plans for CinCor) of the Offer to Purchase is incorporated herein by reference.

Item 8. Additional Information.

Conditions to the Offer

The information set forth in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On January 8, 2023, CinCor’s Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, CinCor and its stockholders, (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by CinCor of the Merger Agreement and the consummation of the Transactions, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), would represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by CinCor’s stockholders.

State Takeover Laws

A number of states (including Delaware, where CinCor is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, CinCor’s Board has approved the Merger Agreement and the Transactions, as described above under “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of CinCor who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (x) reasonably identifies the holder of record of the shares for which the demand is made, (y) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (z) provides an address at which such beneficial owner consents to receive notices given by CinCor and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that CinCor will take no action to perfect any appraisal rights of any stockholder or beneficial owner.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to CinCor at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform CinCor of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, one of the ownership thresholds must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to CinCor Pharma, Inc., 230 Third Avenue, 6th floor, Waltham, Massachusetts 02451, Attention: Chief Financial Officer.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. CinCor is under no obligation to and has no present intention to file a petition and holders should not assume that CinCor will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Holder,” and such Shares, “Dissenter Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenter Shares. The Delaware Court may require that Dissenting Holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Dissenter Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE OFFER ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions.

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules and regulations that have been promulgated thereunder, certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated unless Premerger Notification and Report Forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the expiration or termination of any waiting period under the HSR Act. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirement.

Pursuant to the Merger Agreement, each of Parent and CinCor will promptly, but in no event later than ten business days after the date of the Merger Agreement unless otherwise agreed in writing between antitrust counsel for each party, file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire 30 days following the filing of the Premerger Notification and Report Form, but this period may change if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to start a new 30-day waiting period. If the reviewing agency issues a formal request for additional information and documentary material, the waiting period will be extended until 11:59 p.m., Eastern Time, 30 days after Parent and CinCor comply with such requests. After the waiting period expires or has been terminated, Parent and CinCor will be free to complete the Offer and the Merger unless there (i) has been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer and the Merger, (ii) has been any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer and the Merger by any governmental authority which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger or (iii) is pending any legal proceeding by any governmental body seeking certain remedies or restrictions on the ability of Parent to own or operate CinCor, its businesses or assets.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of CinCor, please see CinCor’s Annual Report on Form 10-K for the year ended December 31, 2021 and CinCor’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022, June 30, 2022 and September 30, 2022.

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this Schedule 14D-9 constitute forward-looking statements within the meaning of the federal securities laws. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, including, but not limited to statements related to CinCor’s business in general and the timing of completion of the transactions contemplated by the Merger Agreement by and among CinCor, Purchaser, and Parent, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on CinCor’s current plans, objectives, estimates, expectations and intentions, involve assumptions that may never materialize or may prove to be incorrect and inherently involve significant risks and uncertainties, including factors beyond CinCor’s control, that could cause actual results, performance, or achievement to differ materially and adversely from those anticipated or implied in the statements, including, without limitation: uncertainties with respect to the timing of the Offer and the proposed Merger; uncertainties as to the number of shares of CinCor’s common stock that will be tendered in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the proposed Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the proposed Merger at all or on acceptable terms or within expected timing; the risk that stockholder litigation in connection with the Offer or the proposed Merger may result in significant costs of defense, indemnification and liability; the effects of disruption from the transactions contemplated by the Merger Agreement on CinCor’s business and the fact that the announcement and pendency of such transactions may make it more difficult to establish or maintain relationships with employees and business partners; the possibility that the Milestone will never be achieved and no Milestone Payment may be made; initial, interim, “top-line” and preliminary data from clinical trials announced or published from time to time may change; success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials; enrollment and retention of patients in clinical trials could be delayed; CinCor relies and will rely on third parties to conduct, supervise and monitor existing clinical trials and potential future clinical trials; developments from the company’s competitors and the marketplace for the company’s products; and business, operations and clinical development timelines and plans may be adversely affected by the COVID-19 pandemic, geopolitical events, and macroeconomic conditions, including rising inflation and interest rates and uncertain credit and financial markets, and matters related thereto; and other risks and uncertainties affecting the company, including those described under the caption “Risk Factors” and elsewhere in CinCor’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 22, 2022, CinCor’s Quarterly Report on Form 10-Q for the three months ended March 31, 2022 filed with the SEC on May 10, 2022, CinCor’s Quarterly Report on Form 10-Q for the three months ended June 30, 2022 filed with the SEC on August 8, 2022, CinCor’s Quarterly Report on Form 10-Q for the three months ended September 30, 2022 filed with the SEC on November 3, 2022, and other filings and reports that CinCor may file from time to time with the SEC. Other risks and uncertainties of which CinCor is not currently aware may also affect CinCor’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. These risks and uncertainties may be amplified by macroeconomic conditions, including volatility and uncertainty in financial markets. All forward-looking statements contained in or incorporated by reference into this Schedule 14D-9 speak only as of the date on which they were made and are based on management’s assumptions and estimates as of such date. CinCor undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated January 23, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of AstraZeneca, Parent and Purchaser, filed January 23, 2023 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Press Release issued by CinCor Pharma, Inc., dated January 9, 2023 (incorporated by reference to Exhibit 99.1 to CinCor Pharma, Inc.’s Current Report on Form 8-K (No. 001-41201), filed January 9, 2023).

(a)(6)	Press Release issued by AstraZeneca PLC, dated January 9, 2023 (incorporated by reference to Exhibit 99.1 to AstraZeneca Finance and Holdings Inc.’s Schedule TO-C, filed January 9, 2023).

Exhibit No.	Description

(a)(7)	CinCor Pharma, Inc. Employee FAQs, first made available on January 9, 2023 (incorporated by reference to Exhibit 99.1 to CinCor Pharma, Inc.’s Schedule 14D9-C, filed January 9, 2023).

(a)(8)	CinCor Pharma, Inc. Investor FAQs, first made available on January 9, 2023 (incorporated by reference to Exhibit 99.2 to CinCor Pharma, Inc.’s Schedule 14D9-C, filed January 9, 2023).

(a)(9)	CinCor Pharma, Inc. Letter to Employees, first sent on January 9, 2023 (incorporated by reference to Exhibit 99.3 to CinCor Pharma, Inc.’s Schedule 14D9-C, January 9, 2023).

(a)(10)	CinCor Pharma, Inc. Form of E-Mail Response to Investor Inquiry, first sent on January 9, 2023 (incorporated by reference to Exhibit 99.4 to CinCor Pharma, Inc.’s Schedule 14D9-C, January 9, 2023).

(a)(11)	CinCor Pharma, Inc. LinkedIn Post, first made available on January 9, 2023 (incorporated by reference to Exhibit 99.5 to CinCor Pharma, Inc.’s Schedule 14D9-C, January 9, 2023).

(a)(12)	Social Media Posts of AstraZeneca PLC, January 9, 2023 (incorporated by reference to Exhibit 99.2 to AstraZeneca Finance and Holdings Inc.’s Schedule TO-C, filed January 9, 2023).

(a)(13)	Presentation of AstraZeneca PLC at the J.P. Morgan Healthcare Conference, dated as of January 9, 2023 (incorporated by reference to Exhibit 99.3 to AstraZeneca Finance and Holdings Inc.’s Schedule TO-C, filed January 9, 2023).

(a)(14)	Opinion of Centerview Partners LLC, dated January 8, 2023 (included as Annex I to this Schedule 14D-9).

(d)(1)	Amended and Restated Investors’ Rights Agreement, dated September 22, 2021, by and among CinCor Pharma, Inc. and certain of its stockholders. (incorporated by reference to Exhibit 4.1 to CinCor Pharma, Inc.’s Form S-1 (File No. 333-261738), filed December 17, 2021).

(e)(1)	Agreement and Plan of Merger, dated as of January 8, 2023, among CinCor Pharma, Inc., AstraZeneca Finance and Holdings Inc. and Cinnamon Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to CinCor Pharma, Inc.’s Current Report on Form 8-K (No. 001-41201), filed January 9, 2023).

(e)(2)*	Reciprocal Confidentiality Agreement, dated as of May 10, 2021, between CinCor Pharma, Inc. and AstraZeneca Pharmaceuticals LP., and amendment dated September 27, 2022.

(e)(3)	CinCor Pharma, Inc. 2019 Stock Option Plan (incorporated by reference to Exhibit 10.1 to CinCor Pharma, Inc.’s Form S-1/A (File No. 333-261738), filed January 3, 2022).

(e)(4)	CinCor Pharma, Inc. 2022 Equity Incentive Plan and Forms of Stock Option Grant Notice and Agreement, Exercise Notice, Early Exercise Notice and Restricted Stock Award Notice (incorporated by reference to Exhibit 10.2 to CinCor Pharma, Inc.’s Form S-1/A (File No. 333-261738), filed January 3, 2022).

(e)(5)	CinCor Pharma, Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to CinCor Pharma, Inc.’s Form S-1/A (File No. 333-261738), filed January 3, 2022).

(e)(6)	Amended and Restated Executive Employment Agreement, dated as of December 29, 2021, by and between CinCor Pharma, Inc. and Marc de Garidel (incorporated by reference to Exhibit 10.8 to CinCor Pharma, Inc.’s Form S-1/A (File No. 333-261738), filed January 3, 2022).

(e)(7)*	Executive Employment Agreement, dated as of November 4, 2022, by and between CinCor Pharma, Inc. and Michael W. Kalb.

(e)(8)	Amended and Restated Executive Employment Agreement, dated as of December 29, 2021, by and between CinCor Pharma, Inc. and Mason Freeman (incorporated by reference to Exhibit 10.10 to CinCor Pharma, Inc.’s Form S-1/A (File No. 333-261738), filed January 3, 2022).

Exhibit No.	Description

(e)(9)	Amended and Restated Executive Employment Agreement, dated as of December 29, 2021, by and between CinCor Pharma, Inc. and Catherine Pearce (incorporated by reference to Exhibit 10.11 to CinCor Pharma, Inc.’s Form S-1/A (File No. 333-261738), filed January 3, 2022).

(e)(10)	Form of Indemnification Agreement by and between CinCor Pharma, Inc and its executive officers and directors (incorporated by reference to Exhibit 10.4 to CinCor Pharma, Inc.’s Form S-1 (File No. 333-261738), filed December 17, 2021).

(e)(11)*	Retention Agreement, dated as of January 8, 2023, by and between CinCor Pharma, Inc. and Mason Freeman.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CINCOR PHARMA, INC.

By:	/s/ Marc de Garidel
Name:	Marc de Garidel
Title:	Chief Executive Officer

Dated: January 23, 2023

Annex I

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

January 8, 2023

The Board of Directors

CinCor Pharma, Inc.

230 Third Avenue

6th Floor

Waltham, MA 02451

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”) (other than Excluded Shares, as defined below), of CinCor Pharma, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), Cinnamon Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) in exchange for consideration consisting of (a) $26.00 per Share in cash (the “Closing Amount”) plus (b) one contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment in cash upon the achievement of the Milestone (as such term is defined in the Contingent Value Rights Agreement in the form attached to the Agreement (the “CVR Agreement”)) set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (the Closing Amount, taken together (and not separately) with one CVR, the “Consideration”), for each Share accepted, in each case, to the seller, without interest, subject to any applicable withholding taxes and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share at the effective time of the Merger (other than (i) Shares then held by the Company (including in the Company’s treasury), Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or the Company and (ii) Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration, without interest, subject to any applicable withholding taxes. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have been engaged to provide financial advisory services to Parent’s ultimate parent entity, including in connection with its acquisition of Alexion Pharmaceuticals, Inc. in 2021, and we have received compensation from Parent’s ultimate parent entity during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated January 8, 2023 and a draft of the form of the CVR Agreement dated January 8, 2023 (collectively, the “Draft Agreements”); (ii) the Annual Report on Form 10-K of the Company for the year ended December 31, 2021; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections and probabilities of success relating to the Company and the probability of realizing the Milestone Payment under the CVR Agreement prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and the final executed CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ CENTERVIEW PARTNERS LLC

Annex II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)[Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and

(d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and

(2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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